Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

Time Inc.

a Delaware Corporation

at

$18.50 Net Per Share

by

Gotham Merger Sub, Inc.

a wholly owned subsidiary of

Meredith Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. (EASTERN TIME) ON JANUARY 10, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Gotham Merger Sub, Inc. (which we refer to as “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Time Inc., a Delaware corporation (the “Company”), at a purchase price of $18.50 per Share (the “Offer Price”), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as described below), constitutes the “Offer”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The date and time at which the Offer expires by its terms (as it may be extended in accordance with the Merger Agreement described below) is referred to herein as the “Expiration Date” and the date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the “Acceptance Time.”

Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, unless, at or prior to the Expiration Date, (i) the number of Shares validly tendered (and not validly withdrawn) in accordance with the terms of the Offer, taken together with any Shares then owned by Parent and Purchaser or any of their subsidiaries, represents a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the depository for the Offer pursuant to such procedures), (ii) the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) has expired or been terminated, (iii) there is the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (iv) subject to certain materiality exceptions, certain representations and warranties of the Company contained in the Merger Agreement are accurate, and the covenants under the Merger Agreement have been performed in all material respects, (v) there is the absence of a material adverse effect on the Company and (vi) other customary conditions as described in this Offer to Purchase are met. See Section 15—“Certain Conditions to the Offer.” The Offer is not subject to any financing condition.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 26, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) of the Merger and a wholly owned subsidiary of Parent. The closing of the Merger will occur promptly after the consummation of the Offer and is referred to as the “Merger Closing.” As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned, directly or indirectly, by Parent, Purchaser or the Company (including shares held as treasury stock or otherwise) and (ii) Shares held by stockholders who are entitled to demand and who properly and validly demand their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL, which such Shares, in the case of (i), will be automatically canceled without any consideration paid in exchange therefor, will be automatically converted into the right to receive cash in the amount equal to the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

After careful consideration, the Company’s board of directors, among other things, has unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained therein, and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

December 12, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, this is what you must do, in each case prior to one minute after 11:59 p.m. (Eastern Time) on January 10, 2018, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement:

•	If you are a record holder of a stock certificate representing Shares, you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate and any other required documents to Computershare Trust Company, N.A., in its capacity as depository for the Offer (the “Depository”).

•	If you are a record holder of Shares in book-entry form, you must comply with the procedures for book-entry transfer as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depository on or prior to the expiration of the Offer or you cannot comply with the procedures for book-entry transfer on a timely basis, you may be able to tender your Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described below) at its address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Stockholders

Call Toll-Free (888) 663-7851

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics addressed below. The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information, but Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to the Company provided by the Company or taken from or based upon such documents and records filed with the SEC or such other public sources are untrue or incomplete in any material respect. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent.

Securities Sought	All of the issued and outstanding shares of common stock, $0.01 par value per share, of Time Inc., a Delaware corporation (the “Company”).

Price Offered Per Share	$18.50, referred to as the “Offer Price,” without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings.

Scheduled Expiration of Offer	One minute after 11:59 p.m. (Eastern Time) on January 10, 2018, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below) (the “Expiration Date”). See Section 1—“Terms of the Offer.”

Purchaser	Gotham Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), which was formed for the purpose of making this tender offer for all of the outstanding shares of common stock of the Company (“Purchaser”). See Section 8—“Certain Information Concerning Parent and Purchaser.”

Who is offering to buy my Shares?

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent, which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into the Company in accordance with the Agreement and Plan of Merger dated as of November 26, 2017, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”) and the General Corporation Law of the State of Delaware (the “DGCL”), referred to as the “Merger.”

What Shares is Purchaser offering to purchase in the Offer?

Purchaser is offering to purchase any and all of the outstanding shares of common stock, $0.01 par value per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of common stock, $0.01 par value per share, of the Company that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares is Purchaser offering to purchase in the Offer?

Purchaser is offering to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer.”

Why is Purchaser making the Offer?

Purchaser is making the Offer pursuant to the Merger Agreement in order to acquire the entire equity interest in the Company while allowing the Company’s stockholders an opportunity to receive the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, as soon as practicable after the Expiration Date by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will consummate the Merger as soon as practicable thereafter without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, the Company will become a wholly owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

What is Purchaser offering to pay for Shares?

Purchaser is offering to pay $18.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. If you are the record holder of a stock certificate representing Shares or a record holder of Shares in book-entry form and you directly tender your Shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the material U.S. federal income tax considerations of tendering Shares?

For U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Considerations”), the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger. See Section 5—“Material U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Does Purchaser have the financial resources to make payment?

Parent has entered into the Debt Commitment Letter (as defined in Section 9—“Source and Amount of Funds”) with the Commitment Parties (as defined in Section 9—“Source and Amount of Funds”), pursuant to which the

Commitment Parties have committed to provide $1,800 million of secured term loans pursuant to a term loan facility, $350 million of secured revolving commitments and $1,400 million of bridge loans.

In addition, Parent has entered into the Equity Commitment Letter (as defined in Section 9—“Source and Amount of Funds”) with Koch Equity Development LLC, pursuant to which Koch Equity Development LLC has committed to invest $650 million in Parent in exchange for the Preferred Shares, Warrants and Options (each as defined in Section 9—“Source and Amount of Funds”).

Parent will contribute or otherwise advance to Purchaser the proceeds of the Debt Financing and Equity Financing (each as defined in Section 9—“Source and Amount of Funds”), which, together with Parent’s cash and cash equivalents and the cash and cash equivalents of the Company that are anticipated to be available to Parent immediately following the consummation of the Merger, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Closing Financing Obligations (as defined in Section 9—“Source and Amount of Funds”).

Funding of the Debt Financing and Equity Financing referred to above is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter, respectively. The Offer is not conditioned on completion of any financing or the receipt of any financing proceeds.

See Section 9—“Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares?

No, we do not believe Purchaser’s financial condition is relevant to your decision to tender your Shares in the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and will not carry on any activities other than in connection with the Offer and the Merger prior to the Expiration Date;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the subsequent Merger;

•	Parent will cause Purchaser to have sufficient funds to consummate the purchase of the Shares;

•	the consummation of the Offer is not subject to any financing condition; and

•	Purchaser has received the debt commitments and equity commitments in respect of funds sufficient (together with our existing funds) to purchase all Shares tendered pursuant to the Offer.

See Section 12—“Purpose of the Offer; Plans for the Company,” Section 9—“Source and Amount of Funds,” and Section 15—“Certain Conditions to the Offer.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into the Company. See Section 11—“The Merger Agreement; Other Agreements.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters:

(1)

at the Expiration Date, there will have been validly tendered (and not validly withdrawn) in accordance with the terms of the Offer a number of Shares that, taken together with any Shares then owned by

Parent and Purchaser or any of their subsidiaries, represents a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depository for the Offer pursuant to such procedures) (the “Minimum Condition”);

(2)	at the Expiration Date, the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have expired or been terminated (the “Regulatory Condition”);

(3)	the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger (the “Legal Restraint Condition”);

(4)	subject to certain materiality exceptions, the accuracy of certain representations and warranties of the Company contained in the Merger Agreement, and the performance in all material respects of the covenants under the Merger Agreement;

(5)	the absence of a material adverse effect on the Company; and

(6)	other customary conditions described in Section 15—“Certain Conditions to the Offer.”

The foregoing conditions are for the sole benefit of Parent and Purchaser and, accordingly, may only be waived by Parent and Purchaser, in whole or in part, at any time and from time to time on or prior to the Expiration Date, in their sole and absolute discretion; provided, however, that the Minimum Condition, the Regulatory Condition and the Legal Restraint Condition can be waived only with the prior written consent of the Company.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon the Expiration Date, then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or Merger Consideration (as defined below) pursuant to the Offer or Merger, as applicable.

See Section 15—“Certain Conditions to the Offer.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the SEC (or its staff) or the New York Stock Exchange (“NYSE”), in any such case, which is applicable to the Offer or the Merger and until the Regulatory Condition has been satisfied;

•	in the event that any of the conditions to the Offer (including the Minimum Condition) are not satisfied or waived as of any scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one or more successive extension periods of up to ten business days each in order to further seek to satisfy the conditions to the Offer (including the Minimum Condition); and

•	if, on or prior to any then scheduled Expiration Date, the Marketing Period (as defined in Section 11—“The Merger Agreement; Other Agreements”) has not expired, then Parent will have the right, in its sole discretion, to extend the Offer until the first business day following the end of such Marketing Period, so long as no such extension would result in the Offer being extended beyond the third business day immediately preceding the End Date. “End Date” refers to May 26, 2018 or, if extended in certain circumstances specified in the Merger Agreement, to August 26, 2018.

In no event is Parent required (and Parent is not required to cause Purchaser) to extend the Offer beyond the End Date. Further, neither Parent nor Purchaser is permitted to terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company unless the Merger Agreement is validly terminated in accordance with its terms.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depository for the Offer (the “Depository”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (Eastern Time) on the business day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

Have any Company stockholders agreed to tender their Shares?

No.

Does the Company Board recommend that I tender my Shares?

After careful consideration, the Company’s board of directors (the “Company Board”), among other things, has unanimously:

•	determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders;

•	determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement;

•	approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained therein; and

•	resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for this recommendation is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the Company’s stockholders with this Offer to Purchase.

How do I tender my Shares?

If you are a record holder of a stock certificate representing Shares and you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, this is what you must do no later than the Expiration Date unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement:

•	Complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate and any other required documents to the Depository; or

•	Request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you.

The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the Expiration Date. You should contact the institution that holds your Shares for more details.

If you are a record holder but your stock certificate is not available or you cannot deliver it or the other materials required to make a valid tender to the Depository on or prior to the Expiration Date or you cannot comply with the procedures for book-entry transfer on a timely basis, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and The NYSE Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depository within two NYSE trading days. However, the Depository must receive the missing items within that two NYSE trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m. (Eastern Time) on January 10, 2018 to tender your Shares in the Offer, unless Purchaser extends (or Parent causes Purchaser to extend) the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated in the event that the Merger Agreement is terminated in accordance with its terms.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

May I withdraw previously tendered Shares?

Yes. To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depository while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. Upon the date and time at which Purchaser accepts Shares for payment pursuant to the Offer (the “Acceptance Time”), you will no longer be able to withdraw them.

See Section 4—“Withdrawal Rights.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Date and, unless accepted for payment by Purchaser pursuant to the Offer, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”), previously tendered Shares may also be withdrawn at any time after February 10, 2018, which is the sixtieth day after the date of the commencement of the Offer.

See Section 4—“Withdrawal Rights.”

What will happen to equity-based awards in the Offer?

The Offer is being made only for Shares, and not for any of the Company’s equity-based awards. In the Merger, each equity-based award other than deferred stock units (including stock options, restricted stock units and performance stock units) that is outstanding but unvested immediately prior to the Effective Time will be assumed by Parent and will be subject to the same terms and conditions, including applicable vesting conditions, as applied to each such equity-based award immediately prior to the Effective Time and after giving effect to the transactions contemplated by the Merger Agreement, provided that the number of shares subject to such equity-based awards and, in the case of stock options, the exercise price of such awards will be adjusted based on the Exchange Ratio. The “Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the volume weighted average price per share of Parent’s common stock on the NYSE for the ten consecutive trading days ending on the complete trading day immediately prior to the Closing Date (as defined in the Merger Agreement).

In the Merger, each other equity-based award (including stock options, restricted stock units, performance stock units and deferred stock units) that is vested (including certain performance stock units that as of immediately prior to the Effective Time will be deemed earned and payable in accordance with their terms based on the Merger Consideration and will vest to the extent earned and for deferred stock units, whether or not vested) and outstanding immediately prior to the Effective Time or that vests in connection with the transactions contemplated by the Merger Agreement will be cancelled and converted into the right to receive an amount of cash, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (i) the total number of shares of the Company’s common stock underlying such equity-based award multiplied by (ii) the Merger Consideration (less the exercise price per share, in the case of options).

See Section 11—“The Merger Agreement; Other Agreements.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer and the satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15—“Certain Conditions to the Offer,” Purchaser will pay for all Shares validly tendered that have not been validly withdrawn promptly following the Expiration Date. However, Purchaser and Parent do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all such Offer Conditions. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Purchaser will pay for your Shares by depositing the Offer Price with the Depository, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment to record holders for tendered Shares will be made only after timely receipt by the Depository of certificates for such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents in the case of a record holder of a stock certificate representing Shares or timely compliance with the procedures for book-entry transfer in the case of a record holder of Shares in book-entry form. See Section 2—“Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by the Merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11—“The Merger Agreement; Other Agreements”), then, in accordance with the terms of the Merger Agreement, Purchaser, Parent and the Company expect to consummate the Merger as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL.

Upon the successful consummation of the Offer, will the Company continue as a publicly traded company?

No. Following the purchase of the Shares in the Offer, Purchaser, Parent and the Company expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which the Surviving

Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Following consummation of the Merger, Purchaser intends to cause the Company to be delisted from the NYSE and deregistered under the Exchange Act. See Section 13—“Certain Effects of the Offer.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

If I decide not to tender my Shares in the Offer, how will the Offer affect my Shares?

If the Offer is consummated and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Merger will be consummated promptly thereafter and all of the Shares then outstanding (other than Shares held by Parent, Purchaser or the Company or Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price (or any different amount per Share that is paid in the Offer) (the “Merger Consideration”), without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Therefore, if the Offer and the Merger are consummated and you do not perfect your appraisal rights, the only difference between tendering your Shares in the Offer and not tendering your Shares in the Offer is that you will be paid somewhat earlier if you tender your Shares in the Offer. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals” and Section 17—“Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On November 24, 2017, which was the last trading day prior to the execution of the Merger Agreement, the reported closing sales price of the Shares on the NYSE was $16.90. Therefore, the Offer Price of $18.50 per Share represents a premium of approximately 9.5% over the November 24, 2017 closing stock price, a premium of approximately 45% over the average closing trading price reported on NYSE over the 60 days ending November 24, 2017 and a premium of approximately 40% over the average closing trading price reported on the NYSE over the six month period ending November 24, 2017. You are urged to obtain a recent quotation for your Shares prior to deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

Who can I talk to if I have questions about the Offer?

You may call Georgeson LLC, who is acting as the information agent for this Offer (the “Information Agent”), at (888) 663-7851 (Toll Free). See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Shares of Common Stock of the Company,

INTRODUCTION

Gotham Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Time Inc., a Delaware corporation (the “Company”), at a purchase price of $18.50 per Share (the “Offer Price”), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as described below), constitutes the “Offer”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The date and time at which the Offer expires by its terms (as it may be extended in accordance with the Merger Agreement described below) is referred to herein as the “Expiration Date”, and the date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the “Acceptance Time.”

Tendering stockholders who are record holders of their Shares (i.e. a stock certificate has been issued to such stockholder or book-entry has been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to Computershare Trust Company, N.A. (the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions. See Section 18—“Fees and Expenses.”

Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, unless, at or prior to the Expiration Date, (i) the number of Shares validly tendered (and not validly withdrawn) in accordance with the terms of the Offer, taken together with any Shares then owned by Parent and Purchaser or any of their subsidiaries, represents a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), by the depository for the Offer pursuant to such procedures) (the “Minimum Condition”), (ii) the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) has expired or been terminated, (iii) there is the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (iv) subject to certain materiality exceptions, certain representations and warranties of the Company contained in the Merger Agreement are accurate, and the covenants under the Merger Agreement have been performed in all material respects, (v) there is the absence of a material adverse effect on the Company and (vi) other customary conditions as described in this Offer to Purchase are met. See Section 15—“Certain Conditions to the Offer.” The Offer is not subject to any financing condition.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 26, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) of the Merger and a wholly owned subsidiary of Parent. The closing of the Merger will occur promptly after the consummation of the Offer and is referred to as the “Merger Closing.” As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned, directly or indirectly, by Parent, Purchaser or the Company (including shares held as treasury stock or otherwise) and (ii) Shares held by stockholders who are entitled to demand and who properly and validly demand their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL, which such Shares, in the case of (i), will be automatically canceled without any consideration paid in exchange therefor, will be automatically converted into the right to receive cash in the amount equal to the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. Stockholders who properly and validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. Note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. See Section 11—“The Merger Agreement; Other Agreements.”

After careful consideration, the Company’s board of directors (the “Company Board”), among other things, has unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained therein, and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to the holders of Shares in connection with the Offer and to the extent required by applicable federal securities laws. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation.”

The Company has advised Parent that, on December 11, 2017, (i) 99,622,569 Shares were issued and outstanding; (ii) 5,704,765 Shares were issuable pursuant to outstanding options with an exercise price that is less than $18.50 per Share; (iii) 2,501,866 Shares were issuable pursuant to outstanding restricted stock units of the Company; (iv) 306,825 Shares were issuable pursuant to certain outstanding performance stock units; (v) 177,079 Shares were issuable pursuant to certain earned performance stock units; (vi) 178,666 Shares were issuable pursuant to outstanding deferred stock units; and (vii) 1,200,00 Shares were issuable pursuant to certain outstanding options. If the options and stock units described in (ii) through (vi) of the foregoing sentence are not assumed by Parent, such securities will be cancelled and converted into the right to receive an amount of cash, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the Offer Price (less the exercise price per share, in the case of options). Accordingly, the Minimum Condition would be satisfied if a majority of the outstanding Shares at the Expiration Date are validly tendered and not withdrawn prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depository pursuant to such procedures).

Pursuant to the Merger Agreement, at the Effective Time, (i) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, appointed or qualified.

Upon the consummation of the Offer, Purchaser will have acquired a sufficient number of Shares to approve the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to appraisal rights under the DGCL in connection with the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals” and Section 17—“Appraisal Rights.”

The material U.S. federal income tax considerations of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Material U.S. Federal Income Tax Considerations.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and promptly pay for all Shares validly tendered on or prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights,” promptly after the Acceptance Time (as described below).

The date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the “Acceptance Time,” which will occur promptly following the expiration of the Offer. The initial expiration of the Offer is expected to be at one minute after 11:59 p.m. (Eastern Time) on January 10, 2018. The date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, is referred to as the “Expiration Date.” The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

The Offer is conditioned upon, among other matters: (i) at the Expiration Date, there will have been validly tendered (and not withdrawn) in accordance with the terms of the Offer a number of Shares that, taken together with any Shares then owned by Parent and Purchaser or any of their subsidiaries, represents a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depository for the Offer pursuant to such procedures) (the “Minimum Condition”); (ii) at the Expiration Date, the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have expired or been terminated (the “Regulatory Condition”); (iii) the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger (the “Legal Restraint Condition”); (iv) subject to certain materiality exceptions, the accuracy of certain representations and warranties of the Company contained in the Merger Agreement, and the performance in all material respects of the covenants under the Merger Agreement; (v) the absence of a material adverse effect on the Company; and (vi) other customary conditions described in Section 15—“Certain Conditions to the Offer.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon the Expiration Date, then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or Merger Consideration (as defined in Section 11—“The Merger Agreement; Other Agreements”) pursuant to the Offer or Merger, as applicable.

There will not be a “subsequent offering period for the Offer” within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Merger Agreement, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the Acceptance Time. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Expiration Date may be extended in certain circumstances, subject to Parent’s right to terminate the Merger Agreement in accordance with its terms, in accordance with the Merger Agreement, including that: (i) Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the Securities and Exchange Commission (the “SEC”) (or its staff) or the New York Stock Exchange (the “NYSE”), in any such case, which is applicable to the Offer or the Merger and until the Regulatory Condition has been satisfied; (ii) in the event that any of the conditions to the Offer (including the

Minimum Condition) are not satisfied or waived as of any scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one or more successive extension periods of up to ten business days each in order to further seek to satisfy the conditions to the Offer (including the Minimum Condition); and (iii) if, on or prior to any then scheduled Expiration Date, the Marketing Period (as defined in Section 11—“The Merger Agreement; Other Agreements”) has not expired, then Parent will have the right, in its sole discretion, to extend the Offer until the first business day following the end of such Marketing Period, so long as no such extension would result in the Offer being extended beyond the third business day immediately preceding the End Date. “End Date” refers to May 26, 2018 or, if extended in certain circumstances specified in the Merger Agreement, to August 26, 2018. In no event is Parent required (and Parent is not required to cause Purchaser) to extend the Offer beyond the End Date. Further, neither Parent nor Purchaser is permitted to terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company unless the Merger Agreement is validly terminated in accordance with its terms.

Parent and Purchaser may increase the Offer Price or otherwise waive, modify, or make changes to the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, Purchaser may not (and Parent will not permit Purchaser to) make any change to the terms and conditions of the Offer that (i) waives the Minimum Condition, the Regulatory Condition or the Legal Restraint Condition; (ii) changes the terms of or conditions to the Offer that (A) changes the form or amount of consideration to be paid in the Offer (provided, however, that Purchaser may increase the consideration, but in no event will such increase reduce the Offer Price and provided that such increase is not for the primary purpose of delaying the Acceptance Time), (B) decreases the number of Shares sought to be purchased in the Offer, (C) extends the Offer, other than in a manner required or permitted by the Merger Agreement, (D) imposes conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement or (E) amends or modifies any other term of or any condition to the Offer in any manner that is adverse to the holders of Shares; or (iii) provides for a “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension of the Offer will be made no later than 9:00 a.m. (Eastern Time) on the business day on which the Offer was scheduled to expire. Without limiting the manner in which Purchaser may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment (whether before or after the Acceptance Time) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release dated April 3, 1987, the SEC has stated that in its view the waiver of conditions, such as the Minimum Condition, is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten business days may be required to allow adequate dissemination to stockholders and stockholder response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole and absolute discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any condition to the Offer has not been satisfied. See Section 15—“Certain Conditions to the Offer.”

Under certain circumstances, Parent and/or the Company may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, subject to certain exceptions, (i) Parent and the Company may terminate the Merger Agreement by mutual written consent; (ii) Parent or the Company may terminate the Merger Agreement if (A) the Acceptance Time has not occurred on or before the End Date; or (B) there is an order, injunction or decree by any government, court or other governmental entity making illegal or otherwise prohibiting the consummation of the Offer or the Merger; (iii) Parent may terminate the Merger Agreement if:

•	the Company has breached or failed to perform any covenant or agreement or representation or warranty of the Company in the Merger Agreement, in each case where such breach or failure to perform (A) would give rise to the failure of a condition to the Offer and (B) is incapable of being cured by the Company during the 30-day period after written notice from Parent of such breach or failure to perform, or, if capable of being cured during such 30-day period, has not been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by the Company and the Company ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Parent, Parent will have the right to terminate the Merger Agreement pursuant to this provision; provided, further, that Parent will not have the right to terminate the Merger Agreement pursuant to this provision if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements such that the Company has the right to terminate the Merger Agreement; or

•	a Company Adverse Recommendation Change (as defined in Section 11—“The Merger Agreement; Other Agreements”) has occurred, the Company or any of its subsidiaries have entered into an alternative acquisition agreement with respect to a Company Acquisition Proposal (as defined in Section 11—“The Merger Agreement; Other Agreements”) or the Company or any of its representatives have willfully breached its obligations with respect to non-solicitation or the Company Board Recommendation (as defined in the “Introduction”) in any material respect (whether or not such breach results in a Company Acquisition Proposal); or

(iv) the Company may terminate the Merger Agreement if:

•	Parent or Purchaser has breached or failed to perform any covenant or agreement or representation or warranty of the Company in the Merger Agreement, in each case which breach or failure to perform (A) prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement and (B) is incapable of being cured by Parent and Purchaser during the 30-day period after written notice from the Company of such breach or failure to perform, or, if capable of being cured during such 30-day period, has not been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by Parent and Purchaser and Parent or Purchaser ceases using reasonable best efforts to cure such breach or failure to perform following written notice from the Company, the Company will have the right to terminate the Merger Agreement pursuant to this provision; provided, further, that the Company will not have the right to terminate the Merger Agreement pursuant to this provision if the Company is then in breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate the Merger Agreement;

•	(A) the Company Board authorizes the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal (as defined in Section 11—“The Merger Agreement; Other

Agreements”) to the extent permitted by, and subject to the terms and conditions of, the Merger Agreement, (B) substantially concurrent with the termination of the Merger Agreement, the Company enters into an alternative acquisition agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to the Merger Agreement;

•	all of the conditions to the Merger have been satisfied (except for any conditions that by their nature can only be satisfied on the date of the Merger Closing, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Merger within three business days following the date the Merger should have been consummated (as such date may be extended in accordance with the Merger Agreement); or

•	the conditions to the Offer have been satisfied or waived as of the Expiration Date (except for any conditions that by their nature can only be satisfied as of such time, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Offer within three business days following the date the Offer should have been consummated (as such date may be extended in accordance with the Merger Agreement).

The Company has provided us with the Company’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions to the Offer” and upon the terms of the Offer, we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn prior to the Expiration Date. Notwithstanding the foregoing, and subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), we expressly reserve the right to delay the acceptance for payment for Shares in order to comply in whole or in part with any applicable law. See Section 16—“Certain Legal Matters; Regulatory Approvals.” We will pay for Shares validly tendered and accepted for payment pursuant to the Offer by depositing the Offer Price with the Depository, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depository, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depository for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares validly tendered and accepted for payment pursuant to the Offer will be made after timely receipt by the Depository of (i) in the case of a record holder of a stock certificate representing Shares, (A) the certificates evidencing such Shares (the “Share Certificates”), (B) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (C) any other documents required by the Letter of Transmittal or, (ii) in the case of a record holder of Shares in book-entry form, (A) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (“Depository Account”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” and (B) an Agent’s Message (as described below) in lieu of the Letter of Transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

The term “Agent’s Message” means a message, transmitted by Depository Account to and received by the Depository and forming a part of a Book-Entry Confirmation, that states that Depository Account has received an express acknowledgment from the participant in Depository Account tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depository of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depository pursuant to Section 251(h) of the DGCL or unless otherwise mutually agreed by the Company and Parent.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depository’s account at Depository Account pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at Depository Account), promptly following the Expiration Date or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares, the Depository must receive at one of its addresses set forth on the back cover of this Offer to Purchase, (i) in the case of a record holder of a stock certificate representing Shares, (A) the Share Certificates evidencing tendered Shares, (B) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (C) any other documents required by the Letter of Transmittal or, (ii) in the case of a record holder of Shares in book-entry form, (A) Book-Entry Confirmation into the Depository Account and (B) an Agent’s Message in lieu of the Letter of Transmittal, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depository will establish an account with respect to the Shares at Depository Account for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of Depository Account may make a book-entry delivery of Shares by causing Depository Account to transfer such Shares into the Depository Account in accordance with Depository Account’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at Depository Account, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depository prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the guaranteed delivery procedure described below must be complied with. Delivery of documents to Depository Account does not constitute delivery to the Depository.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depository by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i)	such tender is made by or through an Eligible Institution (as described below);

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depository, as provided below, by the Expiration Date; and

(iii)	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depository’s account at Depository Account), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depository within two NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by email or mail to the Depository and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in Depository Account’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, the “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depository of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depository’s account at Depository Account pursuant to the procedures set forth in this Section 3 and (ii) in the case of a holder of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through Depository Account, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depository (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we will determine. None of Purchaser, the Depository, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions to the Offer may be challenged by the Company’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above (or agreeing to be bound by the terms of the Letter of Transmittal via an Agent’s Message), the tendering stockholder will irrevocably appoint Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders, acting by written consent in lieu of any such meeting or otherwise.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. stockholders should submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, in order to avoid backup withholding and, in general, information reporting. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. See Instruction 8 set forth in the Letter of Transmittal for a more detailed discussion of backup withholding.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m. (Eastern Time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 10, 2018, which is the sixtieth day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depository at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at Depository Account to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded. Any Shares validly withdrawn prior to the Expiration Date will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Considerations.

The following discussion is a summary of material U.S. federal income tax considerations of the Offer and the Merger that may be relevant to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, court decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date of this Offer to Purchase and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to holders who hold their shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes).

This discussion is for general information only and does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, this discussion does not address:

•	tax consequences that may be relevant to holders who may be subject to special treatment under U.S. federal income tax laws, such as financial institutions; tax-exempt organizations; S-corporations, partnerships or any other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes; insurance companies; mutual funds; dealers in stocks and securities; traders in securities that elect to use the mark-to-market method of accounting for their securities; regulated investment companies; real estate investment trusts; entities subject to the U.S. anti-inversion rules; or certain former citizens or long-term residents of the United States;

•	tax consequences to holders holding their shares of common stock as part of a hedging, constructive sale or conversion, straddle or other risk reduction transaction;

•	tax consequences to holders who received their Shares in a compensatory transaction or pursuant to the exercise of options or warrants;

•	tax consequences to holders who own an equity interest, actually or constructively, in the Company following the Offer and the Merger;

•	tax consequences to holders who hold their Shares as “qualified small business stock” or “Section 1244 stock” within the meaning of the Code;

•	tax consequences to U.S. Holders whose “functional currency” is not the U.S. dollar;

•	tax consequences to holders who hold their Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	tax consequences to holders who are “controlled foreign corporations,” “passive foreign investment companies” or “personal holding companies” for U.S. federal income tax purposes;

•	tax consequences arising from the tax on net investment income;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any;

•	any state, local or non-U.S. tax consequences; or

•	tax consequences to holders who properly demand appraisal of their shares under applicable law.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, then the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding Shares and partners therein should consult their tax advisors regarding the consequences of the Offer and the Merger.

No ruling has been or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Offer or the Merger described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER. A HOLDER SHOULD CONSULT ITS OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE OFFER AND THE MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER FEDERAL NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in Section 7701(a)(30) of the Code; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, such U.S. Holder’s gain or loss will be equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares surrendered. Gain or loss must be determined separately for each block of Shares (i.e. shares acquired for the same cost in a single transaction) disposed of pursuant to the Offer or the Merger. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for the Shares. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if such U.S. Holder’s holding period in such Shares is more than one year. Preferential tax rates on capital gain generally will apply to long-term capital gain of certain non-corporate U.S. Holders (including individuals). Short-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Any gain realized by a Non-U.S. Holder pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case such gain generally will be subject to U.S. federal income tax at rates generally applicable to U.S. persons, and, if the Non-U.S. Holder is a corporation, such gain may also be subject to the branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other specified conditions are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty), net of applicable U.S. capital losses recognized during the taxable year; or

•

the Company is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (“USRPHC”) at any time within the shorter of the five-year period preceding the Offer or such Non-U.S. Holder’s holding period with respect to the applicable shares of common stock, which we refer to as the “relevant period,” and, if shares of common stock are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such Non-U.S. Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of the Company’s common stock at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. persons (as described in the first bullet point above), except that the branch profits tax will not apply. The Company believes that it is not, and has not been, a USRPHC at any time during the five-year period preceding the Offer.

A U.S. Holder or Non-U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depository or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the NYSE under the symbol “TIME.”

The following table sets forth, for the periods indicated, the high and low sales prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on the NYSE.

	High	Low
Year Ended December 31, 2015
First Quarter	$25.60	$21.64
Second Quarter	$24.05	$21.34
Third Quarter	$23.84	$18.31
Fourth Quarter	$19.88	$14.96

Year Ended December 31, 2016
First Quarter	$15.53	$12.40
Second Quarter	$17.51	$13.73
Third Quarter	$16.73	$13.65
Fourth Quarter	$18.00	$12.55

Year Ended December 31, 2017
First Quarter	$19.65	$17.55
Second Quarter	$19.20	$11.85
Third Quarter	$14.75	$12.25
Fourth Quarter (through December 11, 2017)	$18.70	$10.00

On November 24, 2017, which was the last trading day prior to the execution of the Merger Agreement, the reported closing sales price of the Shares on the NYSE was $16.90. Therefore, the Offer Price of $18.50 per Share represents a premium of approximately 9.5% over the November 24, 2017 closing stock price, a premium of approximately 45% over the average closing trading price reported on NYSE over the 60 days ending November 24, 2017 and a premium of approximately 40% over the average closing trading price reported on NYSE over the six month period ending November 24, 2017.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the Company paid consecutive quarterly cash dividends of $0.19 per Share since the fourth quarter of 2014 through the first quarter of 2017. Since the second quarter of 2017, the Company has paid consecutive quarterly cash dividends of $0.04 per Share and, in accordance with the Merger Agreement, the Company expects to continue making quarterly cash dividend payments of $0.04 per Share to its stockholders through the Merger Closing. Stockholders are urged to obtain a current market quotation for the Shares prior to deciding whether or not to tender your Shares in the Offer.

7. Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The Company is a leading multi-platform consumer media company that engages over 230 million consumers globally every month. The Company’s influential brands include PEOPLE, TIME, FORTUNE, SPORTS ILLUSTRATED, INSTYLE, REAL SIMPLE, SOUTHERN LIVING and TRAVEL + LEISURE, as well as approximately 60 diverse international brands. The Company offers marketers a differentiated proposition in the marketplace by combining its powerful brands, trusted content, audience scale, direct relationships with consumers and unique first-party data. The Company is home to growing media platforms and extensions, including digital video, OTT, television, licensing, international markets, paid products and services and celebrated live events, such as the TIME 100, FORTUNE Most Powerful Women, PEOPLE’s Sexiest Man Alive, SPORTS ILLUSTRATED’s Sportsperson of the Year, ESSENCE Festival and the FOOD & WINE Classic in Aspen. The Company’s principal offices are located at 225 Liberty Street, New York, New York 10281, and its telephone number is (212) 522-1212. The foregoing description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and is qualified in its entirety by reference to such Form 10-K.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file and furnish periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, equity awards granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet, available free of charge, at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

Although neither Parent nor Purchaser has any knowledge that any such information is untrue, neither Parent nor Purchaser takes any responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

Parent uses multiple media platforms—including broadcast television, print, digital, mobile, and video—to provide consumers with content they desire and to deliver the messages of our advertising and marketing partners. Parent is incorporated under the laws of the State of Iowa. Parent operates two business segments: local media and national media. Parent’s local media segment consists of 17 television stations located across the United States (U.S.) concentrated in fast growing markets with related digital and mobile media assets. The television stations include seven CBS affiliates, five FOX affiliates, two MyNetworkTV affiliates, one NBC affiliate, one ABC affiliate, and two independent stations. Local media’s digital presence includes 12 websites, 12 mobile-optimized websites, and approximately 30 applications (apps) focused on news, sports, and weather-

related information. Parent’s national media segment includes leading national consumer media brands delivered via multiple media platforms including print magazines and digital and mobile media, brand licensing activities, database-related activities, and business-to-business marketing products and services. It focuses on the food, home, parenting, and lifestyle markets and is a leading publisher of magazines serving women. In fiscal 2017, Parent published in print more than 20 subscription magazines, including Better Homes & Gardens, Shape, Parents, Family Circle, Martha Stewart Living, Rachael Ray Every Day, FamilyFun, and Allrecipes, and nearly 140 special interest publications. Parent’s national media segment’s extensive digital presence consists of more than 50 websites, nearly 50 mobile-optimized websites, and nearly 20 apps. The national media segment also includes digital and customer relationship marketing, which provides specialized marketing products and services to some of America’s leading companies; a large consumer database; brand licensing activities; and other related operations. The foregoing description of Parent and its business has been taken from Parent’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 and is qualified in its entirety by reference to such Form 10-K.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent incorporated on November 20, 2017. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the proposed Offer and Merger and has conducted no business activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and the Company will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than the transactions contemplated by the Offer and the Merger.

The principal offices of Parent and Purchaser are located at 1716 Locust Street, Des Moines, Iowa 50309, and the telephone number of Parent and Purchaser is (515) 284-3000. The name, business address, present principal occupation or employment and five-year employment history and citizenship of each of the directors or executive officers of Purchaser and Parent are listed in Schedule I to this Offer to Purchase.

Except as set forth in the next paragraph or elsewhere in this Offer to Purchase: (i) none of Purchaser, Parent and, to the best knowledge of Purchaser and Parent, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Parent, Purchaser and, to the best knowledge of Purchaser and Parent, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past sixty days; (iii) none of Parent, Purchaser and, to the best knowledge of Purchaser and Parent, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Parent, Purchaser and, to the best knowledge of Purchaser and Parent, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Parent, Purchaser and, to the best knowledge of Purchaser and Parent, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Available Information. The summary information of Parent is qualified in its entirety by reference to Parent’s public filings with the SEC and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Parent’s public filings and the Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet, available free of charge, at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser and/or Parent have filed electronically with the SEC.

9. Source and Amount of Funds.

The Offer is not conditioned on completion of any financing or the receipt of any financing proceeds. We estimate that we will need approximately $3,850 million to purchase all of the issued and outstanding Shares, refinance the loans under the Company’s and Parent’s existing credit facilities and certain outstanding debt of the Company and Parent, and to pay related fees and expenses (collectively, the “Closing Financing Obligations”). Parent has secured $3,550 million in debt commitments from the Commitment Parties, described in more detail in the section titled “Debt Financing” immediately below and $650 million in equity commitments from Koch Equity Development LLC (“Koch”), described in more detail in the section titled “Equity Financing” immediately below. Subject to certain conditions, the proceeds from such debt financing and equity financing, together with Parent’s cash and cash equivalents and the cash and cash equivalents of the Company that are anticipated to be available to Parent immediately following the consummation of the Merger, will be sufficient to satisfy the Closing Financing Obligations.

In the event that we do not receive the proceeds of the contemplated debt financing and/or equity financing (either because the conditions to such financing are not satisfied, the Commitment Parties fail to satisfy their obligations under the Debt Commitment Letter, Koch fails to satisfy its obligations under the Equity Commitment Letter or otherwise), or any alternative financing of substantially similar amount, we may not have sufficient financial resources available to satisfy the Closing Financing Obligations.

Debt Financing

In connection with the Offer and the Merger, Parent entered into a commitment letter (the “Debt Commitment Letter”) with Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc. (the “Commitment Parties”) on November 26, 2017, pursuant to which the Commitment Parties committed to provide, subject to the conditions set forth in the Debt Commitment Letter, $1,800 million of secured term loans pursuant to a term loan facility, $350 million of secured revolving commitments and $1,400 million of bridge loans, the proceeds of which will be used to satisfy the Closing Financing Obligations (such committed debt financing, together with any debt securities issued in lieu of the bridge loans unless the context requires otherwise, the “Debt Financing”). Funding of the Debt Financing is subject to certain conditions, including the negotiation of definitive documentation for the foregoing loans, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement; Other Agreements”) and other customary closing conditions consistent with the Merger Agreement.

The commitment of the Commitment Parties with respect to the Credit Facilities (as defined below) expires upon the earliest to occur of: (i) the End Date, if the Merger has not occurred by such date, (ii) the consummation of the Merger without the funding of the Credit Facilities or (iii) the date of the termination of the Merger Agreement in accordance with its terms prior to the Closing. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter.

Although the Debt Financing described in this Offer to Purchase is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available.

Conditions Precedent to the Debt Financing. The availability of the Credit Facilities (as defined below) is subject, among other things, to: the purchase of Shares in the Offer and the consummation of the Merger in accordance with the terms of the Merger Agreement without any amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the interests of the lenders without the consent of the Commitment Parties (such consent not to be unreasonably withheld, delayed or conditioned); the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement; Other Agreements”); solvency of Parent and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities; payment of required fees and expenses; the consummation of the equity contribution by Koch; the refinancing of Parent’s and the Company’s existing indebtedness; the absence of certain other debt unless permitted to remain outstanding under the terms of the Credit Facilities; delivery of certain historical and pro forma financial information; delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; affording the Commitment Parties a period of time to syndicate the Credit Facilities; the execution of certain guarantees and the creation and perfection of certain security interests; the accuracy of specified Merger Agreement representations and certain specified representations in all material respects; and the negotiation, execution and delivery of definitive documentation.

Credit Facilities. Under the Debt Commitment Letter, the Credit Facilities will consist of (i) a $1,800 million secured term loan facility of seven years (the “Term Loan Facility”), (ii) a $350 million senior secured revolving credit facility with a term of five years (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Facilities”) and (iii) a $1,400 million unsecured bridge loan (the “Senior Unsecured Bridge Facility” and, together with the Term Senior Secured Facilities, the “Credit Facilities”).

Each of the Commitment Parties has been appointed as a joint lead arranger and joint book-running manager for the Credit Facilities.

Senior Secured Facilities.

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at Parent’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Maturity Date; Prepayments and Amortization. The initial maturity date of the Senior Unsecured Bridge Facility will be the one year anniversary of the Merger Closing. The maturity date of the Revolving Credit Facility will be the five year anniversary of the Merger Closing. The maturity date of the Term Loan Facility will be the seven year anniversary of the Merger Closing. Parent will be permitted to make voluntary prepayments with respect to the term loans and revolving loans under the Credit Facilities at any time. Certain voluntary prepayments under the Term Loan Facility will be subject to 1% prepayment premium within six months after the closing date of the Credit Facilities. Amounts prepaid under the Term Loan Facility may not be reborrowed, and amounts prepaid under the Revolving Credit Facility may be reborrowed. The loans under the Term Loan Facility will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the loans under the Term Loan Facility will be due on the maturity date of the Term Loan Facility. The loans under the Term Loan Facility will be subject to customary mandatory prepayment provisions, including prepayments to be made with the net proceeds of asset sales, insurance recovery events and certain incurrences of indebtedness, and from annual “excess cash flow,” in each case subject to certain conditions to be agreed.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect subsidiary of Parent, including the Company after giving effect to the Merger, subject to certain limitations.

Security. The obligations of Parent and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with any Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a senior basis by a perfected security interest in all of Parent’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock directly held by Parent or any guarantor (limited, in the case of first-tier foreign subsidiaries of Parent or any subsidiary of Parent that is a guarantor, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date of the Credit Facilities, but instead will be required to be delivered following the closing date of the Credit Facilities pursuant to arrangements to be mutually agreed and subject to extensions to be agreed by the administrative agent in its sole discretion.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control.

Issuance of Senior Unsecured Notes and/or Senior Unsecured Bridge Facility. Parent expects to issue up to $1,400 million aggregate principal amount of Senior Unsecured Notes before or on the Closing Date. The Senior Unsecured Notes will not be registered under the Securities Act and may not be offered in the United States absent registration or an applicable exemption from registration requirements and nothing herein is or will be deemed to be an offer or sale of Senior Unsecured Notes, which may only be made pursuant to appropriate offering documentation. If the offering of Senior Unsecured Notes by Parent is not completed on or prior to the Merger Closing, the Commitment Parties have committed to provide up to $1,400 million aggregate principal amount of loans under the Senior Unsecured Bridge Facility to Parent. If the Senior Unsecured Bridge Facility is funded, Parent is expected to attempt to issue debt securities to refinance the Senior Unsecured Bridge Facility, in whole or in part, following the Merger Closing, subject to the restrictions on offering and sale described above.

Interest Rate. Commencing on the Closing Date, bridge loans under the Senior Unsecured Bridge Facility are expected to bear interest at a rate equal to the adjusted LIBOR plus a spread that will increase over time. On the one year anniversary of the Closing Date, any bridge loans under the Senior Unsecured Bridge Facility will, to the extent not previously repaid in full, convert automatically into senior unsecured term loans. After such conversion to senior unsecured term loans, the applicable Commitment Party may choose to exchange such senior unsecured term loans for senior unsecured exchange notes. The bridge loans and any senior unsecured term loans will be subject to a maximum rate of interest. Any senior unsecured term loans or senior unsecured exchange notes will mature on the eight year anniversary of the Closing Date.

Guarantors. All obligations under the Senior Unsecured Bridge Facility will be unconditionally guaranteed by each subsidiary guarantor of the Senior Secured Facilities on a senior unsecured basis. The guarantees thereof will rank pari passu in right of payment with all obligations under the Senior Secured Facilities and all other senior indebtedness of such subsidiary guarantors.

Change of Control. In the case of bridge loans under the Senior Unsecured Bridge Facility, Parent may be required to offer to prepay such bridge loans following the occurrence of a change of control (to be defined) at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to the date of repayment. In the case of the senior unsecured term loans and the senior unsecured exchange notes, Parent may be required to make an offer to prepay such senior unsecured term loans (or repurchase such senior unsecured exchange notes), at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repayment (or repurchase).

Other Terms. The Senior Unsecured Bridge Facility will contain customary representations and warranties and customary affirmative and negative covenants. The Senior Unsecured Bridge Facility will also include customary events of default.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

Equity Financing

In connection with the Offer and the Merger, Parent entered into an Equity Commitment Letter with Koch on November 26, 2017 (the “Equity Commitment Letter”), pursuant to which Koch has committed to purchase 650,000 shares of a new series of Parent’s non-voting preferred stock designated “Series A Preferred Stock” (the “Preferred Shares”), detachable warrants to purchase up to 1,625,000 shares of Parent’s common stock (the “Warrants”), and options to purchase up to 875,000 shares of Parent’s common stock (the “Options”), for an amount equal to $650 million in cash (the “Equity Financing”). The proceeds of the Equity Financing will be used to satisfy the Closing Financing Obligations. Funding of the Equity Financing is subject to certain conditions, including the negotiation of definitive documentation, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement; Other Agreements”) and other customary closing conditions consistent with the Merger Agreement.

Neither the Preferred Shares nor any other securities will be issued in connection with the Equity Financing until immediately prior to, and contingent upon the occurrence of, the Merger Closing. The obligation of Koch to fund its equity commitment will terminate upon the earliest to occur of: (i) the End Date if the Merger has not occurred by such date, (ii) the consummation of the Merger (and the funding in full of the Equity Commitment) or (iii) the termination of the Merger Agreement in accordance with its terms prior to the Merger Closing.

Although the Equity Financing described in this Offer to Purchase is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Equity Financing described herein is not available.

Conditions Precedent to the Equity Financing. Koch’s obligation to purchase the Preferred Shares, Warrants and Options is subject, among other things to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the terms of the Merger Agreement without any amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the interests of Koch without the consent of Koch (such consent not to be unreasonably withheld, delayed or conditioned); the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement; Other Agreements”); the issuance of the Preferred Shares, Warrants and Options; solvency of Parent and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities; payment of required fees and expenses; the consummation of the Debt Financing; the refinancing of Parent’s and the Company’s existing indebtedness; the absence of certain other debt unless permitted to remain outstanding under the terms of the Credit Facilities; delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; the accuracy of specified Merger Agreement representations and certain specified representations in all material respects; and the negotiation, execution and delivery of definitive documentation.

The foregoing summary of certain provisions of the Equity Commitment Letter is qualified by reference to the Equity Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Equity Commitment Letter as Exhibit (b)(2) to the Schedule TO, which is incorporated by reference herein.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

Background of the Offer.

Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule TO, as of the date of this Schedule TO, to the knowledge of Parent, there are no material agreements, arrangements or understandings between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

Background of the Offer.

The following chronology summarizes the key meetings and events between representatives of Parent and representatives of the Company that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among Parent and the Company and their representatives. For a summary of additional activities of the Company relating to the signing of the Merger Agreement, please refer to the Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In the ordinary course of business, Parent’s board of directors (the “Parent Board”) and senior management actively review strategic alternatives that might be available to enhance shareholder value and engage in discussions with other companies in the television broadcasting, digital media, and publishing industries concerning possible strategic transactions, acquisitions of businesses and brands, commercial collaborations, and joint ventures.

As part of its ongoing strategic review, Parent’s senior management had previously identified an interest in exploring the potential acquisition of certain magazines and brands from the Company’s portfolio. Parent and the Company engaged in discussions in 2012-2013 (when the Company was still part of Time Warner Inc.). No agreement was reached, but Parent’s senior management became familiar with the Company’s business and portfolio.

On July 27, 2016, Joe Ceryanec, Parent’s Chief Financial Officer, met with Jeff Bairstow, the Company’s Chief Financial Officer at the time. They agreed to engage a management consultant to evaluate potential commercial opportunities for the two companies and explore potential cost savings that could be achieved by combining back office and procurement functions of the two companies.

On September 13, 2016, Rich Battista became the Company’s Chief Executive Officer.

On October 4, 2016, Mr. Ceryanec met with Mr. Bairstow to discuss the preliminary results of the management consultant’s analysis and potential interest in a strategic transaction. In advance of this meeting, Messrs. Ceryanec and Bairstow and their respective teams had reviewed and had several calls to discuss the reports and materials prepared by the management consultant.

On October 11, 2016, Mr. Lacy met with Mr. Battista to discuss potential interest in a strategic transaction.

On November 7, 2016, Mr. Battista called Mr. Lacy to provide feedback on their meeting and the Company’s recent board of directors meeting. Mr. Battista stated that the Company Board had instructed the Company’s new management team to develop a strategic long range plan by January 2017, and the Company Board would not be in a position to evaluate any strategic proposals until then, but agreed that the two companies should keep an open line of communication and revisit the possibility of a business combination in early 2017.

On November 28, 2016, the press reported that another party had made an unsolicited offer to acquire the Company for between $18.00-20.00 per share in cash. Later that day, Parent submitted an unsolicited, non-binding proposal in writing to acquire the Company for $18.00 per share (comprised of $14.56 per share in cash and $3.44 per share in Parent’s common stock), subject to completion of due diligence and other conditions.

On December 15, 2016, Mr. Battista called Mr. Lacy. During their conversation Mr. Battista communicated that the Company Board met to discuss Parent’s proposal but was not in a position to provide formal feedback until it had received the management team’s strategic long range plan for the Company. Mr. Battista indicated that he expected to review the plan with the Company Board early in the new year.

On January 12, 2017, representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to the Company, spoke with Mr. Ceryanec and John Zieser, Parent’s Chief Development Officer and General Counsel, and invited Parent to update its November 2016 proposal. Based on Morgan Stanley’s guidance on the call, Parent understood that the Company Board planned to evaluate indications of interest from a select number of parties and that the offer price should be at least $20.00 per share in order to participate in the Company’s process and receive additional due diligence information.

On January 17, 2017, Parent submitted an updated, non-binding proposal in writing to acquire the Company for $20.00 per share in a mix of cash and stock consideration to be determined, subject to completion of due diligence and other conditions.

On February 4, 2017, Parent and the Company executed the Confidentiality Agreement (as described in more detail under “Other Agreements” below). Subsequent to the execution of the Confidentiality Agreement, the Company began providing additional due diligence information to Parent, including by providing access to an electronic data room, and the parties commenced a due diligence process.

On February 17, 2017, the Company hosted management presentation meetings with the senior management team of Parent in the New York offices of Morgan Stanley. Parent’s attendees included Messrs. Lacy, Ceryanec and Zieser as well as other members of Parent’s management team. The Company’s attendees included Mr. Battista, Sue D’Emic, the Company’s Chief Financial Officer, who succeeded Mr. Bairstow, and Lauren Ezrol Klein, the Company’s General Counsel, as well as other members of the Company’s management team. Representatives of BDT & Company (“BDT”) and Moelis & Company LLC (“Moelis”), financial advisors to Parent, also attended.

On February 27, 2017, the senior management teams of Parent and the Company had a phone call to discuss the underfunded pension liability of the Company’s U.K. subsidiary and related issues, including the process and timing for obtaining necessary approvals from the pension trustee so that the transaction would be a permitted change in control under the pension plan. Representatives of Cooley LLP (“Cooley”), Parent’s outside counsel, as well as representatives of Parent’s and the Company’s respective outside U.K. pension counsel, also participated on the call.

On February 28 and March 1, 2017, the Company hosted in-person due diligence meetings for Parent’s management team in the New York offices of Debevoise & Plimpton LLP (“Debevoise”), the Company’s outside counsel. Representatives of Cooley, Debevoise, BDT, Moelis and Morgan Stanley also attended. The parties covered a broad range of due diligence topics, including business, financial, operational, human resource, tax and legal matters.

On March 7, 2017, representatives of Morgan Stanley informed representatives of BDT that the Company would be distributing a proposed merger agreement on March 8, 2017 and was requesting interested parties to submit a markup of the merger agreement by March 13, 2017 and a “best and final” proposal by March 17, 2017.

On March 8, 2017, Debevoise provided a draft merger agreement to Cooley. The draft contemplated a two-step merger with a first step all-cash tender offer.

On March 10, 2017, representatives of Parent, Morgan Stanley, BDT and Moelis met in-person in the New York offices of Morgan Stanley to update Morgan Stanley on various aspects of a potential transaction. They also discussed the U.K. pension liability. Parent sought assurances that the necessary approvals of the pension trustee would be obtained prior to executing a definitive agreement. In addition, Parent expressed concerns about the potential contingent liabilities of the Company under the Company’s guarantee of the U.K. pension obligations, including the pension plan’s credit rating trigger, whereby the Company would be required to fund the plan’s buyout deficit if the Company’s credit rating fell below a specified level. Parent wanted to explore with the Company a process for obtaining pension trustee approval of potential amendments to the credit rating trigger in connection with a transaction.

On March 13, 2017, representatives of senior management of Parent and the Company, as well as representatives of Cooley and Debevoise, had a phone call to discuss issues presented by the draft merger agreement. Later in the day, Cooley provided a markup of the merger agreement to Debevoise.

On March 14, 2017, representatives of senior management of Parent and the Company, as well as representatives of BDT and Morgan Stanley, had a phone call to discuss various aspects of a potential transaction.

On March 15, 2017, representatives of Cooley and Debevoise had a phone call to discuss Parent’s and Cooley’s markup of the merger agreement and related issues.

On March 16, 2017, representatives of senior management of Parent and the Company, as well as representatives of Cooley, Debevoise, BDT, Moelis, Morgan Stanley, and representatives of Parent’s and the Company’s respective outside U.K. pension counsel, had multiple phone calls to discuss the merger agreement, the pension trustee approvals and Parent’s financing. Debevoise also delivered to Cooley an initial draft of the Company’s disclosure schedules to the merger agreement.

On March 17, 2017, Debevoise provided a revised draft of the merger agreement to Cooley. Later that day, Parent submitted an updated, non-binding proposal in writing to acquire the Company for $18.00 per share (comprised of $15.00 per share in cash and $3.00 per share in Parent’s common stock), subject to completion of due diligence and other conditions. Parent’s proposal was also subject to pension trustee approval of certain amendments to the credit rating trigger. Parent’s proposal also included an updated markup of the merger agreement.

On March 18, 2017, Cooley provided comments on the initial draft of the Company’s disclosure schedules to Debevoise.

On March 21, 2017, after Parent had not received a response from the Company to Parent’s proposal dated March 17, 2017, Mr. Lacy sent a letter to Mr. Battista rescinding Parent’s March 17, 2017 proposal, noting that the proposal was conditioned on resolving U.K. pension guarantee issues and that Parent had not heard the outcome of a March 17, 2017 pension trustee board meeting on this topic.

On March 22, 2017, representatives of Morgan Stanley informed representatives of BDT that the Company Board would consider a stock component in the merger consideration but that they did not believe the Company Board would support Parent’s most recent proposed transaction. Morgan Stanley also suggested that the parties should continue to work to seek pension trustee approval. Mr. Battista also informed Mr. Lacy by phone that Parent’s latest proposal was not well received by the Company Board. Mr. Lacy informed Mr. Battista that the Parent Board would not support a price increase but that Parent was willing to continue to work to obtain pension trustee approval.

On March 23, 2017, Mr. Zieser, Ms. Klein and representatives of Cooley and Debevoise had a phone call to discuss the merger agreement and related issues.

On March 25, 2017, Debevoise provided a revised draft of the merger agreement to Cooley.

On March 27, 2017, Messrs. Ceryanec and Zieser and Ms. D’Emic had a phone call to discuss the pension issues.

On March 28, 2017, representatives of Cooley, Debevoise and Parent’s and the Company’s respective outside U.K. pension counsel had phone calls to discuss the pension trustee approvals and the merger agreement. Later in the day, Debevoise delivered an updated draft of the Company’s disclosure schedules to Cooley.

On March 29, 2017, Debevoise provided a revised draft of the merger agreement to Cooley. The revised draft contemplated a two-step merger with a first step exchange offer of cash and Parent common stock. Cooley later provided comments on the updated draft of the Company’s disclosure schedules to Debevoise.

On March 30, 2017, representatives of Cooley and Debevoise had a phone call to discuss merger agreement issues.

On March 31, 2017, Cooley provided a revised draft of the merger agreement to Debevoise.

On April 2, 2017, Mr. Ceryanec had a phone call with Ms. D’Emic and communicated that the parties needed to make more progress on obtaining the necessary pension trustee approvals before Parent was prepared to move forward.

On April 5, 2017, representatives of Cooley and Debevoise had a phone call to discuss the merger agreement and related issues.

On April 9, 2017, Debevoise provided a revised draft of the merger agreement to Cooley. Mr. Lacy spoke with Mr. Battista by phone regarding possible ways that the parties could move the transaction forward and the status of Parent’s efforts to make progress on the U.K. pension issues.

On April 10, 2017, Debevoise provided an updated version of the Company’s disclosure schedules to Cooley.

On April 17, 2017, Mr. Zieser, Ms. Klein and representatives of Cooley and Debevoise had a phone call to discuss merger agreement issues. During this call, the parties were able to substantially resolve the remaining issues in the merger agreement subject to finalizing the disclosure schedules. The parties also agreed to continue to work to obtain the pension trustee approvals. Parent also informed the Company that it was working to obtain indicative credit ratings from the credit rating agencies in order to confirm that the minimum credit rating conditions in the pension plan would be satisfied at closing.

On April 18, 2017, representatives of Cooley and Debevoise had a phone call to discuss minor remaining issues in the merger agreement.

Later that day, and on April 19 and 20, 2017, representatives of Parent, the Company, Cooley, Debevoise and representatives of Parent’s and the Company’s respective outside U.K. pension counsel had phone calls to discuss the pension trustee approvals.

Also on April 19, 2017, Mr. Battista and Ms. D’Emic met with Messrs. Lacy and Ceryanec. At the meeting, the representatives of Parent said that Parent continued to be interested in an acquisition of the Company at $18.00 per share, consisting of $15.50 per share in cash and $2.50 per share in Parent common stock. They also reported that work was ongoing to obtain committed financing and to put in place surety bonds to replace a portion of the Company’s guarantee of its U.K. pension obligations, and that Parent would need approximately two more weeks to complete such work.

On April 24, 2017, Cooley provided a revised draft of the merger agreement to Debevoise.

On April 25, 2017, on behalf of Parent, Mr. Lacy submitted an updated, non-binding proposal to Mr. Battista to acquire the Company for $18.00 per share (comprised of $15.50 in cash and $2.50 in Parent common stock). The proposal was subject to receipt of final debt financing commitments, confirmation of indicative credit ratings from the credit rating agencies and finalizing the surety bond arrangements and pension trustee approvals. Cooley also provided a revised draft of the Company’s disclosure schedules to Debevoise. In response to Parent’s proposal, John Fahey, Chairman of the Company Board, called Mr. Lacy on April 26, 2017 and indicated that the Company Board was not prepared to accept Parent’s latest proposal, but he believed the Company could support a transaction at $19.00 per share.

On April 27, 2017, Mr. Lacy telephoned Messrs. Fahey and Battista and informed them that Parent’s proposed lenders were having difficulty providing committed financing for the transaction. Later that day, Mr. Lacy communicated to Mr. Fahey in writing that, in light of the difficulties of the lenders providing committed financing for the cash portion of Parent’s offer due primarily to the Company’s first-quarter 2017 financial results and second-quarter 2017 forecasted financial results and the U.K. pension obligations, Parent no longer planned to move forward with (and withdrew) its April 25, 2017 proposal. However, Mr. Lacy suggested an alternative path that involved the Company selling individual titles simultaneously with the acquisition, which he believed would enhance value.

On April 28, 2017, the Company issued a press release stating that the Company Board evaluated a number of expressions of interest with the assistance of external advisors and, following that review, the Company Board determined that the Company would continue to pursue its strategic plan.

On October 6, 2017, Messrs. Lacy and Battista spoke by phone generally about Parent’s continuing interest in a potential transaction between the companies.

On October 23, 2017, Mr. Ceryanec and other members of Parent’s management team met with representatives of Moody’s Investors Service and Standard & Poor’s Financial Services LLC to obtain indicative credit ratings for a pro forma company following a merger with the Company.

On the morning of November 9, 2017, the Company announced earnings for the quarter ended September 30, 2017. In its earnings release, the Company announced that print advertising revenue continued to decline nearly 20% quarter-over-quarter and that it was moving forward with its Strategic Transformation Program to drive revenue optimization opportunities and substantial cost savings.

On November 9, 2017, Messrs. Lacy and Ceryanec met in person with Mr. Battista and Ms. D’Emic at the New York offices of BDT. At the meeting Mr. Lacy presented a non-binding proposal in writing to acquire the Company for $16.00 per share in cash, subject to completion of confirmatory due diligence and other conditions. The proposal letter stated that Parent had obtained final debt and equity commitments to fully-finance the transaction and had obtained indicative credit ratings from the credit rating agencies that would satisfy the minimum credit rating conditions under the U.K. pension plan. The proposal letter also requested an update on the current status of the Company’s efforts to sell the Company’s U.K. business so the parties could discuss the best path to obtaining pension trustee approvals prior to signing a definitive agreement. Parent’s proposal included a proposed form of merger agreement, which was based on the draft of merger agreement that was substantially final in April, 2017, updated to reflect an all cash tender offer and certain other changes. The proposal also included copies of the fully-negotiated debt and equity commitments. Parent indicated a desire to move quickly to sign and announce a potential transaction and laid out an expedited timeline to reach a final agreement by November 27, 2017.

On November 10, 2017, Mr. Fahey spoke with Mr. Lacy and told him that a $16.00 price was not adequate, and the Company had made progress toward monetizing assets and favorably resolving issues surrounding the U.K. pension obligations. Mr. Lacy responded that Parent would be willing to adjust its proposal once it better understood details around those matters.

On November 13, 2017, Ms. D’Emic provided Mr. Ceryanec with information regarding the pending asset sales that the Company had previously announced. In connection with the sale of the Company’s U.K. business, Ms. D’Emic informed Mr. Ceryanec that the Company planned to retain the pension liability but was negotiating various amendments to the U.K. pension plan, including the potential removal of the credit rating trigger.

On November 14, 2017, Mr. Lacy spoke with Messrs. Battista and Fahey by phone to schedule an in-person due diligence meeting between the senior management teams of the two companies. Mr. Ceryanec also spoke with Ms. D’Emic by phone about various matters to move a potential transaction forward.

On November 15, 2017, representatives of Parent (including, among others, Messrs. Ceryanec and Zieser) met in-person with representatives of the Company (including, among others, Mr. Battista, Ms. D’Emic and Ms. Klein) to discuss a range of due diligence topics, including updated 2017 financial results, 2018 budget, the status of the pending asset sales and discussions with the U.K. pension trustee, and the status of the Company’s Strategic Transformation Program.

On November 16, 2017, Mr. Lacy spoke with Messrs. Battista and Fahey by phone. Messrs. Battista and Fahey conveyed to Mr. Lacy that the Company Board was evaluating Parent’s proposal and was interested in exploring a transaction with Parent. They also indicated that the Company would deliver a formal response the next day. Ms. D’Emic shared with Mr. Ceryanec additional information regarding various due diligence topics.

On November 17, 2017, Mr. Battista sent a counter-proposal to Mr. Lacy by email. The counter-proposal indicated that the Company Board could support an acquisition at a price of $19.50 per share in cash and, at that price, the Company Board would not need to conduct a post-signing market check through a “go-shop” provision (a right for the Company to solicit competing bids after the merger agreement was signed). Mr. Battista also stated his belief that it was in both parties’ best interests to endeavor to finalize an agreement by November 27, 2017. Representatives of Cooley and Debevoise also discussed by phone various aspects of a potential transaction that would need to be completed in order for the parties to reach a definitive agreement.

On November 18, 2017, Mr. Lacy, on behalf of Parent, submitted a revised non-binding proposal in writing to Messrs. Battista and Fahey to acquire the Company for $17.75 per share in cash, subject to completion of confirmatory due diligence and other conditions. Parent’s proposal was also conditioned on the Company’s agreement that the merger agreement would not include a “go-shop” provision at this price.

Later that day, Mr. Battista sent a counter-proposal to Mr. Lacy by email. The counter-proposal indicated that the Company Board could support an acquisition at $18.65 per share in cash without a “go-shop” provision. The response also sought assurances that Parent’s obligation to consummate the acquisition would not be conditioned on the prior consummation of any asset sales or amendments to the U.K. pension plan.

On November 19, 2017, Mr. Lacy, on behalf of Parent, submitted a revised non-binding proposal in writing to Messrs. Battista and Fahey to acquire the Company for $18.25 per share in cash without a “go-shop” provision, subject to completion of confirmatory due diligence and other conditions, as well as an exclusivity period until November 27, 2017. As a result of the indicative ratings Parent received from the credit rating agencies, the written proposal confirmed that Parent’s obligations would not be conditioned on the prior consummation of any asset sales or amendments to the U.K. pension plan. Later that day, representatives of Cooley and Debevoise discussed certain aspects of Parent’s latest proposal.

Later in the afternoon of November 19, 2017, Mr. Battista responded to Mr. Lacy by email indicating that the Company Board would support an acquisition at a price of $18.50 per share without a “go-shop” provision, and that the Company would dedicate the resources to announce a transaction prior to November 27, 2017, but would not agree to an exclusivity period. Later that evening, Mr. Lacy responded to Mr. Battista by email indicating that Parent would agree to move forward based on an acquisition price of $18.50 without a “go-shop” provision and without an exclusivity period. They also agreed that the parties and their representatives would endeavor to reach a binding definitive agreement as expeditiously as possible by November 27, 2017.

On November 20, 2017, the senior management teams of Parent and the Company and representatives of Cooley and Debevoise had multiple phone calls to discuss various aspects of the transaction, including a process for providing updated due diligence information to Parent to allow it to complete its confirmatory due diligence. Debevoise also provided to Cooley a revised draft of the merger agreement.

On November 21, 2017, the senior management teams of Parent and the Company spoke by phone to discuss the status of the pending sale of the Company’s U.K. business and the status of pension trustee approvals. Representatives of Cooley and Debevoise had a phone call to finalize the merger agreement. Representatives of Parent’s and the Company’s respective outside U.K. pension counsel discussed various aspects of the pension trustee approvals and possible amendments to the pension plan.

On November 22, 2017, the senior management teams of Parent and the Company and representatives of Cooley and Debevoise engaged in discussions to resolve open issues in the merger agreement and to discuss various confirmatory due diligence updates. Representatives of Parent’s and the Company’s respective outside U.K. pension counsel continued to discuss the pension trustee approvals and possible amendments to the pension plan. Later that evening, Cooley provided to Debevoise a revised draft of the merger agreement, and Debevoise provided to Cooley a draft of the Company’s disclosure schedules, which had been updated from the last version provided by Debevoise in April 2017.

On November 23, 2017, Debevoise provided additional disclosure schedules and due diligence information to Cooley.

On November 24, 2017, the Parent Board held a telephonic meeting, with Parent’s senior management team and representatives of Moelis and Cooley also attending. Senior management provided an update on the status of the transaction to the Parent Board. Representatives of Cooley reviewed the material terms of the merger agreement with the Parent Board.

Later that day, senior management of Parent and representatives of Cooley and Parent’s respective outside U.K. pension counsel had a call with the pension trustee’s advisors to discuss certain information regarding Parent’s financing and post-closing capitalization. Cooley and Debevoise exchanged multiples drafts of the merger agreement.

On November 25, 2017, senior management of Parent and the Company and representatives of Cooley and Debevoise had a phone call to discuss the merger agreement and related disclosure schedules. Representatives of Cooley and Debevoise continued to engage in discussions and exchanged multiple drafts of the merger agreement and disclosure schedules. Parent and the Company, as well as the pension trustee, also executed legal documentation to memorialize the trustee’s approval of the change in control from the Company to Parent. Parent and the Company agreed in the final merger agreement to continue to work with the pension trustee and its advisors on amendments to the pension plan in connection with the sale of the Company’s U.K. business and the closing under the merger agreement.

On November 26, 2017, senior management of Parent and the Company and representatives of Cooley and Debevoise engaged in discussions to finalize the merger agreement and the Company’s disclosure schedules. Cooley and Debevoise exchanged multiple drafts of the merger agreement and disclosure schedules. Cooley also shared with Debevoise final versions of the financing commitment letters.

On the afternoon of November 26, 2017, after a meeting of the Company Board, the Company informed Parent that the Company Board had unanimously approved the final merger agreement, the Offer and the Merger.

Later that afternoon, the Parent Board held a telephonic meeting, with Parent’s senior management team and representatives of Moelis and Cooley also attending. Senior management provided an update to the Parent Board. The Parent Board unanimously approved the final merger agreement, the Offer and the Merger and related matters.

Later that day, the Merger Agreement was executed and delivered on behalf of each of the Company, Parent and Purchaser. Parent and the counterparties also executed and delivered final financing commitments. Each of Parent and the Company issued separate press releases announcing the execution of the Merger Agreement.

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, a copy of which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 27, 2017, which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. The Merger Agreement is not intended to provide any other factual information about Parent, Purchaser and the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Parent, Purchaser or the Company, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. The Company’s stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, the Company’s stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date hereof, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of Parent, Purchaser or the Company.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the execution of the Merger Agreement, but no later than ten business days after the execution of the Merger Agreement, or at such later date as the Company and Parent agree, provided that the Merger Agreement has not been terminated in accordance with its terms. The Merger Agreement provides that, subject to the satisfaction or waiver by Purchaser of the offer conditions that are described in Section 15—“Certain Conditions of the Offer,” each Company stockholder who validly tenders Shares in the Offer will receive the Offer Price for each Share validly tendered and not properly withdrawn prior to the Expiration Date, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The initial Expiration Date will be one minute after 11:59 p.m. (Eastern Time) on January 10, 2018. Purchaser expressly reserves the right to increase the Offer Price or otherwise waive, modify, or make changes to the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, Purchaser may not (and Parent will not permit Purchaser to) make any change to the terms and conditions of the Offer that (i) waives the Minimum Condition, the Regulatory Condition or the Legal Restraint Condition; (ii) changes the terms of or conditions to the Offer that (A) changes the form or amount of consideration to be paid in the Offer (provided, however, that Purchaser may increase the consideration, but in no event will such increase reduce the Offer Price and provided that such increase is not for the primary purpose of delaying the Acceptance Time), (B) decreases the number of Shares sought to be purchased in the Offer, (C) extends the Offer, other than in a manner required or permitted by the Merger Agreement, (D) imposes conditions to the

Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement or (E) amends or modifies any other term of or any condition to the Offer in any manner that is adverse to the holders of Shares; or (iii) provides for a “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

Extension of Offer. Parent and Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

•	Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the SEC (or its staff) or the NYSE, in any such case, which is applicable to the Offer or the Merger and until the Regulatory Condition has been satisfied;

•	in the event that any of the conditions to the Offer (including the Minimum Condition) are not satisfied or waived as of any scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one or more successive extension periods of up to ten business days each in order to further seek to satisfy the conditions to the Offer (including the Minimum Condition); and

•	if, on or prior to any then scheduled Expiration Date, the Marketing Period has not expired, then Parent will have the right, in its sole discretion, to extend the Offer until the first business day following the end of such Marketing Period, so long as no such extension would result in the Offer being extended beyond the third business day immediately preceding the End Date.

The “Marketing Period” is a period of fifteen consecutive business days after the date of the Merger Agreement (i) commencing on the first day on which Parent will have received from the Company certain pertinent and customary information that is reasonably available to the Company and its subsidiaries, and certain financial statements, business and other financial data and audit reports and other financial information reasonably needed by Parent and the financing sources (such information, the “Required Information”) and (ii) throughout which nothing has occurred and no condition exists that would cause any of the conditions to the Offer to fail to be satisfied, assuming the Merger Closing were to be scheduled for any time during such fifteen business day period; provided that such fifteen business day period will not commence before January 2, 2018. Notwithstanding the foregoing, the “Marketing Period” will not be deemed to have commenced if, on or prior to the completion of such fifteen business day period, the Required Information (i) is not Compliant (as defined below) or (ii) becomes stale under Regulation S-X of the Exchange Act. If at any time during the Marketing Period the Required Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period will be deemed not to have commenced. Notwithstanding the foregoing, the “Marketing Period” will not commence and will be deemed not to have commenced prior to the earlier of the date on which Parent is required to have commenced the Offer and the date of the commencement of the Offer. Pursuant to the Merger Agreement, “Compliant” means, with respect to the Required Information, that (i) the applicable auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Information and, (ii) it has not become necessary to restate any historical financial statements included in the Required Information.

Conditions to Obligations of Purchaser. See Section 15—“Certain Conditions to the Offer.”

Merger. The Merger Agreement provides that, as soon as practicable following the Acceptance Time and in any case no later than the second business day (unless Parent and the Company agree on another time) after the satisfaction or waiver (to the extent permitted by applicable law) of the last to be satisfied or waived of the conditions to the Merger Closing (other than those conditions that, by their nature, are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver (by the party entitled to waive such condition) of those conditions), Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger. The Merger will be governed and effected by Section 251(h) of the DGCL. There will not be a stockholder vote required to approve the Merger in accordance with Section 251(h) of the DGCL.

Conditions to Obligations to Effect the Merger. The obligations of each of the parties to effect the Merger are subject to the following conditions:

•	Purchaser will have accepted for payment all of Shares validly tendered (and not validly withdrawn) in the Offer; and

•	No Law or Order (whether temporary, preliminary or permanent) will have been promulgated, entered, enforced, enacted or issued or be applicable to the Offer or the Merger by any Governmental Authority that prohibits or makes illegal the consummation of the Offer or the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Purchaser, or Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be canceled and cease to exist, and will be converted into the right to receive cash in an amount equal to the Offer Price (or any different amount per Share that is paid in the Offer) (the “Merger Consideration”), without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the surrender of the certificate representing such Share.

Equity Awards.

•	Treatment of Stock Options. Each option to purchase the Company’s common stock under the Company’s 2014 Omnibus Incentive Compensation Plan, the Company’s 2016 Omnibus Incentive Compensation Plan and the Company’s Inducement Award Plan (such plans, the “Company Equity Plans” and each such option, a “Company Stock Option”) that is vested and outstanding immediately prior to the Effective Time (including Company Stock Options that vest in connection with (i) the Merger or (ii) such holder’s termination from the Company in connection with the Merger) (a “Vested Company Stock Option”), will be cancelled and converted into the right to receive an amount of cash, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (i) the total number of shares of the Company’s common stock issuable upon exercise of such Vested Company Stock Option multiplied by (ii) the Merger Consideration, less the exercise price per share of such Vested Company Stock Option.

Each Company Stock Option that is not a Vested Company Stock Option and outstanding immediately prior to the Effective Time will be assumed by Parent (an “Assumed Option”) on the same terms and conditions (including applicable vesting requirements) as applied to each such Assumed Option immediately prior to the Effective Time, except that (i) the number of shares of Parent’s common stock subject to the Assumed Option will equal the product of the number of shares of the Company’s common stock subject to the Assumed Option, multiplied by the Exchange Ratio (as defined below), with the result rounded down to the nearest whole number and (ii) the per share exercise price of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent. If the per share exercise price of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option will be canceled without cash payment.

The “Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the volume weighted average price per share of Parent’s common stock on the NYSE for the ten consecutive trading days ending on the complete trading day immediately prior to the Closing Date.

•

Treatment of Company RSUs. Each award of restricted stock units of the Company (a “Company RSU”) that is vested and outstanding immediately prior to the Effective Time or otherwise designated by Parent (including Company RSUs that vest in connection with (i) the Merger or (ii) such holder’s termination from the Company in connection with the Merger ) (a “Vested Company RSU”), will be cancelled and converted into the right to receive an amount of cash, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (i) the total number of shares of the Company’s common stock underlying such Vested Company RSU multiplied by (ii) the Merger Consideration.

Each Company RSU that is not a Vested Company RSU and outstanding immediately prior to the Effective Time will automatically be converted into a restricted stock unit (an “Assumed RSU”) settled in Parent’s common stock, on the same terms and conditions (including applicable vesting requirements) as applied to each such Assumed RSU immediately prior to the Effective Time, except that the number of shares of Parent’s common stock underlying such Assumed RSU will equal the product of (i) the number of shares of the Company’s common stock subject to the Assumed RSU, multiplied by (ii) the Exchange Ratio, with the result rounded down to the nearest whole number.

•	Treatment of Company OPP PSUs. Except as set forth below, each award of performance stock units of the Company granted pursuant to the Long-Term Incentive Outperformance Program (a “Company OPP PSU”) outstanding and unvested as of the Effective Time will (i) be deemed earned based on the Merger Consideration as contemplated by the terms of such Company OPP PSU, and (ii) to the extent so earned, will be cancelled and converted into the right to receive an amount of cash, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (i) the total number of shares of the Company’s common stock underlying such earned Company OPP PSU multiplied by (ii) the Merger Consideration. Each Company OPP PSU that remains unearned based on the Merger Consideration as of the Effective Time will be canceled, without any consideration being payable in respect thereof, and have no further force or effect.

•	Treatment of Company PSUs. Each award of performance stock units of the Company (other than the Company OPP PSUs) granted pursuant to the Company’s 2016 Omnibus Incentive Compensation Plan (a “Company PSU”) that is vested and outstanding as of immediately prior to the Effective Time or otherwise designated by Parent (including Company PSUs that vest in connection with (i) the Merger or (ii) such holder’s termination from the Company in connection with the Merger ) (a “Vested Company PSU”) will be cancelled and converted into the right to receive an amount of cash, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (i) the total number of shares of the Company’s common stock underlying such Vested Company PSU multiplied by (ii) the Merger Consideration.

Each Company PSU that is not a Vested Company PSU and outstanding immediately prior to the Effective Time will automatically be converted into a performance stock unit (an “Assumed PSU”) settled in Parent’s common stock, on the same terms and conditions (including applicable vesting requirements) as applied to each such Assumed PSU immediately prior to the Effective Time, except that the number of shares of Parent’s common stock underlying such Assumed PSU will be equal to the product of (i) the number of shares of the Company common stock subject to the Company PSU (assuming achievement of performance at target), multiplied by (ii) the Exchange Ratio, with the result rounded down to the nearest whole number.

•	Treatment of Company DSUs. Each award of deferred stock units of the Company issued pursuant to any Company Equity Plan in connection with a deferral election of a non-employee director of the Company (a “Company DSU”) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount of cash, without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (i) the total number of shares of the Company’s common stock underlying such Company DSU multiplied by (ii) the Merger Consideration.

Employee Matters. From the Effective Time until the end of calendar year 2018 (the “Continuation Period”), Parent will provide, or cause to be provided, to those employees of the Company who are employed by the

Company as of immediately prior to the Effective Time and who continue employment with Parent or any of its subsidiaries (including the Surviving Corporation) during such period (the “Continuing Employees”) with employee benefits (excluding compensation and equity-based compensation) that are the same as those elected by such Continuing Employee during the open-enrollment period for the Continuation Period, or comparable in the aggregate to those in effect for such Continuing Employees immediately prior to the Merger Closing, but not so elected during the open-enrollment period. In the event that, during the 12-month period following the Merger Closing, Parent or the Surviving Corporation offers any Continuing Employee employment terms having a rate of basic pay, a target short-term incentive opportunity (including sales or management incentives) and a target long-term incentive opportunity, that, in the aggregate, is less than was made available to such Continuing Employee immediately prior to the Merger Closing, such Continuing Employee will have a seven-day period in which to decide whether to accept such lower offer or reject the lower offer and instead receive severance benefits.

For all purposes under the employee benefit plans (except for benefit accrual under defined benefit plans, vesting under equity-related plans (other than assumed awards), and to the extent such credit would result in a duplication of benefits), programs and arrangements established or maintained by Parent and its affiliates in which Continuing Employees may be eligible to participate after the Merger Closing, Parent will credit each Continuing Employee with the same amount of service as was credited by the Company immediately prior to the Effective Time under similar or comparable plans in which such Continuing Employee participated immediately prior to the Effective Time.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations and warranties relating to:

•	corporate existence and power;

•	corporate authorization;

•	governmental authorization;

•	non-contravention;

•	capitalization;

•	subsidiaries;

•	SEC filings and the Sarbanes-Oxley Act;

•	financial statements;

•	information supplied;

•	absence of certain changes;

•	no undisclosed material liabilities;

•	compliance with laws and court orders;

•	governmental authorizations;

•	litigation;

•	properties;

•	intellectual property;

•	data privacy and security;

•	taxes;

•	employee benefit plans;

•	employees;

•	labor matters;

•	environmental matters;

•	material contracts;

•	finders’ fee, etc.;

•	opinions of financial advisors;

•	antitakeover statutes;

•	certain business practices;

•	insurance;

•	related party transactions; and

•	no additional representations.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations and warranties relating to:

•	corporate existence;

•	corporate authorization;

•	governmental authorization;

•	non-contravention;

•	information supplied;

•	financial ability;

•	litigation;

•	share ownership; and

•	no additional representations.

Except under the limited circumstances provided in the Merger Agreement, the representations and warranties in the Merger Agreement will not survive the Effective Time.

Certain representations and warranties of the Company are qualified as to “Company Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of operations of the Company and its subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of:

(i)	general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates;

(ii)	changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its subsidiaries operates;

(iii)	outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately and adversely affects the Company relative to other participants in the industries in which the Company operates or the economy generally, as applicable;

(iv)	any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately and adversely affects the Company relative to other participants in the industries in which the Company operates or the economy generally, as applicable;

(v)	any failure by the Company or its subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of the Company’s revenue, earnings or other financial performance or results of operations, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations;

(vi)	the downgrade in rating of any debt or debt securities of the Company or any of its subsidiaries;

(vii)	changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any law applicable to the operation of the business of the Company or any of its subsidiaries;

(viii)	the taking of any action required by the Merger Agreement or the taking of any action or refraining from taking any action at Parent’s or Purchaser’s written direction;

(ix)	any change in the market price or trading volume of the Shares;

(x)	the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement (other than for purposes of any representation or warranty with respect to non-contravention), or the public announcement or pendency of the Merger Agreement, the Offer or the Merger, including any resulting loss or departure of officers or other employees of the Company or any of its subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative relationship in the Company’s or any of its subsidiaries’ relationships with any of its advertisers, customers, suppliers, distributors or other business partners; and

(xi)	any proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to the Merger Agreement or violations of securities laws solely in connection with the Offer or the Merger, except the foregoing clauses “v”, “vi” and “ix” will not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (if not otherwise falling within any of the exceptions provided by the foregoing clauses “i” through “iv” or “vii”, “viii”, “x” or “xi” hereof) is or would be reasonably likely to be a Company Material Adverse Effect; provided further that, for purposes of the reasonable best efforts covenant described below, divestitures that individually or in the aggregate represent less than 25% of the Company’s 2016 operating income of total brands will not be considered a Company Material Adverse Effect.

Conduct of the Company’s Business Pending Merger. Except (i) as otherwise permitted or contemplated by the Merger Agreement, (ii) as set forth in the Company’s confidential disclosure schedule to the Merger Agreement, (iii) as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or (iv) as required by applicable law, from the date of the execution and delivery of the Merger Agreement until the earlier to occur of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms, the Company will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course of business.

In addition, except (i) as otherwise permitted or contemplated by the Merger Agreement, (ii) as set forth in the Company’s confidential disclosure schedule to the Merger Agreement, (iii) as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or (iv) as required by applicable law, until the earlier to occur of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms, the Company will not, and will cause each of its subsidiaries not to:

•	amend its certificate of incorporation, bylaws or other similar organizational documents (other than amendments to the organizational documents of any wholly owned subsidiary of the Company that would not prevent, materially delay or materially impair the consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement);

•	split, combine or reclassify any shares of capital stock of the Company or any of its subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

•	(a) grant, issue, deliver or sell, or authorize the grant, issuance, delivery or sale of, any shares of any securities of the Company or any of its subsidiaries or Company RSUs, Company OPP PSUs, Company PSUs or Company DSUs or any other equity awards, other than (1) the issuance of any shares of the Company’s common stock upon the exercise of Company Stock Options or the settlement of Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs that are outstanding on the business day immediately prior to the date of the Merger Agreement (the “Capitalization Date”) in accordance with the applicable terms of such awards and (2) issuances of securities of the Company’s subsidiaries to the Company or to wholly owned subsidiaries of the Company or (b) amend any term of any Company Security (in each case, whether by merger, consolidation or otherwise);

•	make or commit to any capital expenditures in excess of $1,000,000 in the aggregate per project, except in the ordinary course of business or pursuant to the Company’s 2017 capital expenditures budget;

•	make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest in any Person or any division or assets thereof (other than acquisitions of assets that do not comprise an operating business in the ordinary course of business) with a value or purchase price in excess of $2,000,000 in the aggregate for all such acquisitions;

•	sell, assign, license, lease or otherwise transfer, or create any material lien on any of the Company’s or its subsidiaries’ assets, other than in the ordinary course of business;

•	incur any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness and amounts drawn on the Company’s revolving credit facility under its Credit Facility or on its subsidiary’s UK lines of credit, which amounts must not exceed $10,000,000 in the aggregate;

•	other than in the ordinary course of business and so long as such action is not with respect to a Related Party Transaction, (a) terminate or cancel certain material contracts identified in the Merger Agreement (each a “Company Material Contract”), other than a termination or cancellation in accordance with the terms thereof, (b) amend or modify a Company Material Contract, other than as would not be materially adverse to the Company and its Subsidiaries as compared to the current terms of the relevant Company Material Contract, (c) renew a Company Material Contract, other than renewals consistent with the terms thereof, (d) enter into any contract that, if in effect as of the date of the Merger Agreement, would constitute a Company Material Contract (other than a contract under which the Company would receive annual payments of $7,000,000 or more), (e) enter into any contract (including by renewal or amendment) under which it would reasonably be expected that the Company and its subsidiaries would make annual payments greater than $3,000,000 or (f) waive, release or assign any material rights or claims under a Company Material Contract;

•

(a) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any employee, officer or director of the Company or any of its subsidiaries, (b) increase benefits payable under any existing severance, termination pay policies or any other plan, (c) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (d) increase compensation, bonus or other benefits payable to any current employee, officer or director of the Company or any of its subsidiaries, except for standard merit increases for non-executive employees in the ordinary course of business if the Merger Closing does not occur by March 1, 2018, increases for non-executive employees that are not in excess of 10% of their current base salary individually and in an amount not to exceed $1,500,000 in the aggregate, or

(e) hire or enter into any employment agreement with any new employee with an annual base salary greater than $250,000;

•	materially change the Company’s methods of financial accounting, except as required by GAAP or in Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable law;

•	(a) materially change any method of tax accounting, except as required by applicable law, (b) make or change any material election with respect to taxes, (c) amend any federal income tax return in a manner that would materially increase the taxes of the Company and its subsidiaries, (d) agree or settle any claim or assessment in respect of a material amount of taxes, excluding for these purposes any agreement or settlement relating to a tax item to the extent that such agreement or settlement does not materially exceed the reserves for such tax item, (e) enter into any closing agreement with respect to a material amount of taxes, other than a closing agreement with respect to a matter governed by the Tax Matters Agreement between the Company and Time Warner Inc. (other than with respect to taxes resulting from a failure of any transaction to qualify for its Intended Tax Treatment, as defined in the Tax Matters Agreement) or (f) surrender any right to a material refund of taxes;

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any material subsidiary of the Company;

•	settle, offer or propose to settle any proceeding involving or against the Company or any of its subsidiaries (a) as set forth in the Company’s confidential disclosure schedule to the Merger Agreement or (b) in the case of other proceedings, other than solely for money damages (and confidentiality and other similar customary provisions) not in excess of $2,000,000 in the aggregate (excluding, for the avoidance of doubt, amounts paid by insurance and other amounts not paid out of pocket by the Company) for all such proceedings;

•	other than quarterly cash dividends of $0.04 per share of Company Common Stock with record dates consistent with past practices of the Company (including, for the avoidance of doubt, corresponding dividend equivalents declared on the Company RSUs), declare, set aside or pay any dividends on, or make any other distributions in respect of, any Company Securities;

•	enter into any marketing, strategic brand or content licensing, or exclusivity obligation or commitment binding on, and material to the Company and its subsidiaries, taken as a whole; or

•	agree, resolve or commit to do any of the foregoing.

Reasonable Best Efforts. Subject to the terms and conditions of the Merger Agreement, each of the Company and Parent must use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the Offer and the Merger as promptly as reasonably practicable after the date of the Merger Agreement, including filing, within ten business days of the date of the Merger Agreement, or at such later date as the Company and Parent agree, Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Each of the Company and Parent must supply as promptly as practicable and advisable additional information and documentary material that may be reasonably requested, and to take other actions necessary to cause the expiration or termination of the applicable waiting periods, subject to the terms and conditions of the Merger Agreement. The Company and Parent must each request early termination of the waiting period with respect to the Merger under the HSR Act.

Parent must take any action to avoid or eliminate every impediment that may be asserted by any Governmental Authority with respect to the Offer and the Merger so as to enable the Merger Closing to occur as soon as reasonably possible, including the use of best efforts (i) to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger, including (A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger, (B) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Parent or any of its subsidiaries (including, after the Merger Closing, the Company and its subsidiaries) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto) and (C) the proffer and agreement by Parent of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), in each case if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger by any Governmental Authority and (ii) to take, in the event that any permanent, preliminary or temporary Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Offer or the Merger in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger, any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit such consummation on a schedule as close as possible to that contemplated by the Merger Agreement; provided that Parent is not required to divest, license, hold separate, or take any other action (“Remedy”) with respect to any publication, brand, business, or line of business of the Company, Parent or their respective subsidiaries that would reasonably be expected to have a Company Material Adverse Effect. Parent is not obligated to agree to any Remedy or other remedy not conditioned on the consummation of the Offer and the Merger Closing.

Neither Parent nor any of its subsidiaries may, directly or indirectly, acquire or agree to acquire any other person or assets (whether by merger, consolidation, stock or asset purchase, tender or exchange offer, recapitalization, reorganization or any other form of transaction) to the extent such acquisition would reasonably be expected to materially impair or delay the ability of Parent to obtain the expiration or termination of the waiting period under the HSR Act or any other applicable antitrust law.

Subject to the terms and conditions of the Merger Agreement, each of Parent and Purchaser must use its reasonable best efforts to obtain the Debt Financing and Equity Financing, and the Company must use its reasonable best efforts to provide to Parent such cooperation in connection with the Debt Financing and Equity Financing as may be reasonably requested by Parent.

No Solicitation; Board Recommendation.

The Merger Agreement provides that, from and after the date of the Merger Agreement until the earlier to occur of the Acceptance Time and the termination of the Merger Agreement, and except as otherwise specifically provided for in the Merger Agreement, the Company will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its officers, directors, employees and representatives not to (including by directing them not to), directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any person that may be ongoing with respect to any Company Acquisition Proposal, (ii) solicit, initiate or knowingly encourage any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (iii) participate in any discussions or negotiations regarding, or furnish to any person (other than Parent, its affiliates and their respective representatives) any nonpublic information relating to the Company and its subsidiaries, in connection with any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (iv) approve or recommend, or make any public statement approving or recommending, any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (v) enter into any letter of intent, merger agreement or other similar agreement regarding or providing for a Company Acquisition

Proposal or any proposal or offer which could reasonably be expected to lead to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (vi) submit any Company Acquisition Proposal to a vote of the stockholders of the Company or (vii) resolve or agree to do any of the foregoing.

If, prior to the Acceptance Time, the Company receives an unsolicited bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, (i) is or could reasonably be expected to lead to a Superior Proposal and (ii) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, then the Company may, in response to such Company Acquisition Proposal, furnish nonpublic information relating to the Company and its subsidiaries to the person or group (or any of their representatives) making such Company Acquisition Proposal and engage in discussions or negotiations with such Person or group and their Representatives regarding such Company Acquisition Proposal. Prior to furnishing any such nonpublic information, the Company must give written notice to Parent and enter into an Acceptable Confidentiality Agreement with the person or group making such Company Acquisition Proposal (and the information must be furnished pursuant to such Acceptable Confidentiality Agreement). After furnishing any such nonpublic information, the Company must promptly (but within not more than 24 hours) furnish such nonpublic information to Parent. However, the Company and its subsidiaries and the Company’s representatives may (i) seek to clarify the terms and conditions of any Company Acquisition Proposal solely to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (ii) inform a person or group that has made or, to the knowledge of the Company, is considering making, a Company Acquisition Proposal of the provisions of the non-solicitation/Company Board Recommendation covenant.

The Company must promptly (and in any event within 24 hours) notify Parent after receipt of any Company Acquisition Proposal, any inquiry or proposal that could reasonably be expected to lead to a Company Acquisition Proposal or any inquiry or request for nonpublic information relating to the Company and its subsidiaries by any person who has made or could reasonably be expected to make a Company Acquisition Proposal. Such notice must indicate the identity of the person making such inquiry or proposal and include a copy of the Company Acquisition Proposal or, if not in writing, a summary of the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), regarding any material developments, discussions or negotiations regarding any such proposal or offer and any material changes to the status and material terms of any such proposal or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof).

The Company must, and must cause each of its subsidiaries to, and must direct its representatives to, immediately cease any existing discussions or negotiations with any person (other than Parent and its subsidiaries) with respect to any potential Company Acquisition Proposal. The Company must promptly terminate access by any such person or group to any such physical or electronic data rooms relating to any potential Company Acquisition Proposal. The Company must promptly after the date of the Merger Agreement request each person (if any) that has received information from the Company during the twelve months prior to the date of the Merger Agreement pursuant to a confidentiality agreement relating to any potential Company Acquisition Proposal to promptly return to the Company or destroy all non-public documents and materials relating to the Company Acquisition Proposal or to the Company or its subsidiaries or its or their businesses, operations or affairs previously furnished by the Company, its subsidiaries or any of its or their representatives to such person or group or any of its representatives in accordance with the terms of such confidentiality agreement, and must not waive, terminate or modify without Parent’s prior written consent, any standstill or similar provision in any confidentiality, standstill or other agreement with such person; provided that the Company may waive any standstill or similar provisions to the extent necessary to permit a person or group to make, on a confidential basis to the Company Board, a Company Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Company Acquisition Proposal to Parent.

Except as permitted by the Merger Agreement, the Company Board may not effect a Company Adverse Recommendation Change. Prior to the Acceptance Time, the Company Board may effect a Company Adverse Recommendation Change (and, in the case of a bona fide written Company Acquisition Proposal that was unsolicited after the date of this Agreement and that did not result from a material breach of the non-solicitation provisions, terminate the Merger Agreement and concurrently pay the Company Termination Fee (as defined below in this Section 11) in order to enter into a definitive agreement in connection with a Superior Proposal) if: (i) (A) a Company Acquisition Proposal is made to the Company after the date of the Merger Agreement and such Company Acquisition Proposal is not withdrawn prior to such Company Adverse Recommendation Change or (B) there has been an Intervening Event; (ii) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Superior Proposal; and (iii) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable laws.

Prior to making any Company Adverse Recommendation Change or entering into any alternative acquisition agreement with respect to a Company Acquisition Proposal, (i) the Company Board will provide Parent at least four business days’ prior written notice of its intention to take such action, which notice will specify, in reasonable detail, the reasons therefor and, in the case of a Company Acquisition Proposal, the material terms and conditions of such proposal, including a copy of any proposed definitive agreements; (ii) during the four business days following such written notice, the Company Board and its representatives will negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Proposal or Intervening Event, as applicable; and (iii) at the end of the four business day period described in the foregoing clause (ii), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and outside financial advisors (and taking into account any legally binding (if accepted by the Company) adjustment or modification of the terms of the Merger Agreement proposed in writing by Parent), that, as applicable (A) the Company Acquisition Proposal continues to be a Superior Proposal or (B) the Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable laws. These provisions will also apply to any material change to any Company Acquisition Proposal or Intervening Event and require a new written notice, except that the references to four business days will be deemed to be two business days.

Nothing contained in the Merger Agreement will prohibit the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act. However, the Company Board will not be permitted to effect a Company Adverse Recommendation Change except to the extent otherwise permitted by the Merger Agreement. A request by Parent for the Company to publicly recommend against a Company Acquisition Proposal may not be made more than once with respect to any Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently materially amended or modified, in which case Parent may make one request each time such Company Acquisition Proposal is so subsequently materially amended or modified. For the avoidance of doubt, any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will not constitute a Company Adverse Recommendation Change so long as any such disclosure does not include a Company Board Recommendation Change.

Under the Merger Agreement, “Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date of the Merger Agreement that contains provisions that in the aggregate are no less favorable to the Company than those contained in the confidentiality agreement, dated February 4, 2017, between the Company and Parent and that does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to the non-solicitation/Company Board Recommendation covenant or otherwise prevent the Company from complying with its obligations under the non-solicitation/Company Board Recommendation covenant.

Under the Merger Agreement, “Company Acquisition Proposal” means any offer, proposal or indication of interest (whether or not in writing) from any person (other than Parent and its subsidiaries) relating to or involving, whether in a single transaction or series of related transactions: (i) any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of liquidation or dissolution of the Company or any of its subsidiaries) or purchase of any business, businesses or assets (including equity interests in subsidiaries but excluding sales of assets in the ordinary course of business) of the Company or any of its subsidiaries that constitute or account for 15% or more of the consolidated net revenues, net income or net assets of the Company and its subsidiaries, taken as a whole; (ii) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving the Company or any of its subsidiaries and a person or “group” (as defined in Section 13(d) of the Exchange Act) pursuant to which such person or “group” would beneficially own 15% or more of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or (iii) any combination of the foregoing.

Under the Merger Agreement, “Company Adverse Recommendation Change” means any of the following actions by the Company Board or any committee thereof: (i) withdrawing, amending, changing, modifying or qualifying, or otherwise proposing publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation in the initial Schedule 14D-9, subject to the terms and conditions of the Merger Agreement, (iii) approving or recommending or declaring advisable, or otherwise proposing publicly to approve or recommend or declare advisable, any Company Acquisition Proposal or (iv) if a Company Acquisition Proposal has been publicly disclosed, failing to publicly recommend against such Company Acquisition Proposal within ten business days of the request of Parent and reaffirming the Company Board Recommendation within such ten business day period upon such request in accordance with the Merger Agreement.

Under the Merger Agreement, “Intervening Event” means any material event, material condition, material fact, material change or material development with respect to the Company (which is not related to a Company Acquisition Proposal or to clearance of the Merger under the HSR Act) that is not known to the Company Board as of or prior to the date of the Merger Agreement, which event, change, condition, fact or development becomes known to the Company Board prior to the Acceptance Time.

Under the Merger Agreement, “Superior Proposal” means a bona fide written Company Acquisition Proposal from any person (other than Parent and its subsidiaries) (with all references to “15% or more” in the definition of Company Acquisition Proposal being deemed to reference “80% or more”) which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and would result in a transaction more favorable to the stockholders of the Company (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement, after taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal, and all other factors that the Company Board deems relevant.

Termination Fees. The Company will pay to Parent a fee of $65 million (the “Company Termination Fee”) if:

•	Parent terminates the Merger Agreement because a Company Adverse Recommendation Change has occurred, the Company or any of its subsidiaries have entered into an alternative acquisition agreement with respect to a Company Acquisition Proposal or the Company or any of its representatives have willfully breached its obligations with respect to non-solicitation or the Company Board Recommendation;

•	the Company terminates the Merger Agreement because (i) the Company Board authorizes the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, the Merger Agreement, and (ii) substantially concurrent with the termination of the Merger Agreement, the Company enters into an alternative acquisition agreement providing for a Superior Proposal; or

•	(i) either Parent or the Company terminates the Merger Agreement because the Acceptance Time has not occurred on or before the End Date (as extended, if applicable), or (ii) Parent terminates the Merger Agreement because the Company has breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in the Merger Agreement, which, in the cases of (A) and (B), would give rise to failure of certain conditions to the Offer and is incapable of being cured by the Company during the 30-day period after written notice from Parent of such breach or failure to perform, or, if capable of being cured during such 30-day period, has not been cured by the earlier of the end of such 30-day period and the End Date (provided that if such breach or failure to perform is capable of being cured by the Company and the Company ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Parent and that neither Parent nor Purchaser is then in breach of any of its representations, warranties, covenants or agreements such that the Company has the right to terminate the Merger Agreement), and in each case of (i) and (ii) at any time prior to such termination (i) a Company Acquisition Proposal has been made to the Company and publicly announced and has not been withdrawn prior to the termination of the Merger Agreement and (ii) within twelve months after such termination, the Company (A) enters into an agreement with respect to a Company Acquisition Proposal and a Company Acquisition Proposal is subsequently consummated or (B) consummates a Company Acquisition Proposal; provided that for purposes of the definition of “Company Acquisition Proposal” in this paragraph, references to 15% are replaced by 50%.

The foregoing termination rights are more fully described below.

Any Company Termination Fee due will be paid by wire transfer of same-day funds to an account designated by Parent, (i) in the case of the first bullet point above, at or prior to such termination of the Merger Agreement, (ii) in the case of the second bullet point above, within two business days after the date of such termination of the Merger Agreement and (iii) in the case of the third bullet point above, concurrently with the consummation of such Company Acquisition Proposal.

In the event the Company Termination Fee is paid to Parent, such Company Termination Fee will be the sole and exclusive remedy of Parent and Purchaser against the Company and its subsidiaries and any of their respective former, current or future stockholders, directors, officers, employees, affiliates or representatives for all losses and damages suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated, and upon payment of the Company Termination Fee, none of the Company and its subsidiaries and any of their respective former, current or future stockholders, directors, officers, employees, affiliates or representatives will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement.

Termination Prior to Closing of the Offer. The Merger Agreement may be terminated at any time prior to the Acceptance Time (except as otherwise stated below):

•	by mutual written consent of the Company and Parent;

•	by either the Company or Parent, if the Acceptance Time has not occurred on or before May 26, 2018; provided that if on May 26, 2018 the conditions to the Offer relating to antitrust clearance or approval have not been satisfied but all other conditions to the Offer have been satisfied or waived in accordance with the Merger Agreement (or are capable of being satisfied in the case of conditions that by their nature are to be satisfied on the Closing Date), then such date will be extended, if the Company notifies Parent, or Parent notifies the Company, in writing on or prior to May 26, 2018, to August 26, 2018; provided, further, that the right to terminate the Merger Agreement under this provision will not be available to a party if the failure of the Acceptance Time to occur before the End Date was primarily due to such party’s breach of any of its obligations under the Merger Agreement;

•	by either the Company or Parent, if there has been issued an Order by a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the Offer or the Merger and such Order has become final and non-appealable; provided that the party seeking to terminate the Merger Agreement under this provision will have used its reasonable best efforts to have such Order lifted;

•	by Parent, if a Company Adverse Recommendation Change has occurred, the Company or any of its subsidiaries have entered into an alternative acquisition agreement with respect to a Company Acquisition Proposal or the Company or any of its representatives have willfully breached its obligations with respect to non-solicitation or the Company Board Recommendation;

•	by Parent, if the Company has breached or failed to perform any of its (i) representations or warranties or (ii) covenants or agreements set forth in the Merger Agreement, in each case which breach or failure to perform (A) would give rise to the failure of a condition to the Offer and (B) is incapable of being cured by the Company during the 30-day period after written notice from Parent of such breach or failure to perform, or, if capable of being cured during such 30-day period, has not been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by the Company and the Company ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Parent, Parent will have the right to terminate the Merger Agreement pursuant to this provision; provided, further, that Parent will not have the right to terminate the Merger Agreement pursuant to this provision if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements such that the Company has the right to terminate the Merger Agreement;

•	by the Company, if Parent or Purchaser has breached or failed to perform any of its (i) representations or warranties or (ii) covenants or agreements set forth in the Merger Agreement, in each case which breach or failure to perform (A) prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement and (B) is incapable of being cured by Parent and Purchaser during the 30-day period after written notice from the Company of such breach or failure to perform, or, if capable of being cured during such 30-day period, has not been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by Parent and Purchaser and Parent or Purchaser ceases using reasonable best efforts to cure such breach or failure to perform following written notice from the Company, the Company will have the right to terminate the Merger Agreement pursuant to this provision; provided, further, that the Company will not have the right to terminate the Merger Agreement pursuant to this provision if the Company is then in breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate the Merger Agreement;

•	by the Company, if (i) the Company Board authorizes the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, the Merger Agreement, (ii) substantially concurrent with the termination of the Merger Agreement, the Company enters into an alternative acquisition agreement providing for a Superior Proposal and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to the Merger Agreement;

•	by the Company, if all of the conditions to the Merger have been satisfied (except for any conditions that by their nature can only be satisfied on the Closing Date, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Merger within three business days following the date the Merger Closing should have occurred (as such date may be extended in accordance with the Merger Agreement); or

•	by the Company, if the conditions to the Offer have been satisfied or waived as of the Expiration Date (except for any conditions that by their nature can only be satisfied as of such time, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Offer within three business days following the date the Offer should have been consummated (as such date may be extended in accordance with the Merger Agreement).

Effect of Termination. If the Merger Agreement is terminated, it will become void and have no effect, without any liability or obligation on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party), except (i) certain general provisions of the Merger Agreement, each of which will survive the termination of the Merger Agreement, and (ii) that nothing will relieve any party from (A) liability for a willful breach of the Merger Agreement prior to such termination or (B) the requirement to make any payment of a termination fee, if applicable.

Other Agreements

Confidentiality Agreement

On February 4, 2017, the Company and Parent entered into the Confidentiality Agreement in order to facilitate the consideration and negotiation of a possible negotiated transaction involving the parties and/or their affiliates. Under the Confidentiality Agreement, the Company and Parent agreed, subject to certain exceptions, (i) not to make use of or disclose to any other person any of the other party’s confidential information; (ii) to certain employee non-solicitation provisions for a period of eighteen months commencing on the date of the Confidentiality Agreement; and (iii) to certain standstill provisions during the eighteen month period commencing on the date of the Confidentiality Agreement that terminate in the event that the Company enters into a definitive agreement to effectuate certain transactions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer.

The purpose of the Offer is for Parent to acquire control of a majority of the Shares while allowing the Company’s stockholders an opportunity to receive the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, promptly by tendering their Shares pursuant to the Offer. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The consummation of the Merger will take place promptly after the consummation of the Offer.

The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the Acceptance Time without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender all of their Shares pursuant to the Offer will cease to have any equity interest in the Company and will no longer participate in its earnings and future growth. If a holder of Shares does not tender their shares, but the Merger is consummated, such holders will no longer have an equity interest in the Company and instead will only have the right to receive an amount in cash equal to the Offer Price or, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

Plans for the Company. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the completion of the Offer and the Merger. Parent intends to conduct a comprehensive review of the Company’s business and operations (including the strategic transformation program previously announced by the Company) after the completion of the Offer and the Merger and will take such actions with respect to the Company’s business and operations as it deems appropriate under the circumstances.

The Company has also previously announced the sale of certain assets of the Company (including its Time UK business and its GOLF and ESSENCE brands). Parent currently intends to complete those sales to the extent they are not completed prior to the Effective Time. In addition, Parent currently plans to conduct a comprehensive analysis to optimize the combined portfolio of the two companies going forward, which could result in decisions to sell or transfer certain assets or change the business or operations of the Company or consolidate or reorganize certain corporate entities in the Company’s structure.

At the Effective Time, (i) the certificate of incorporation of the Company will be amended and restated in its entirety to read as set forth on Exhibit A to the Merger Agreement, and such amended and restated Certificate of Incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL; and (ii) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation, except that references to Purchaser’s name will be replaced by references to “Time Inc.”, until thereafter amended in accordance with the applicable provisions of the DGCL and such bylaws. At the Effective Time, (i) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, appointed or qualified.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation or sale or other transfer of a material amount of assets), (ii) any material change in the Company’s dividend policy, or (iii) any other material change in the Company’s corporate structure or business or composition of its management or board of directors.

13. Certain Effects of the Offer.

Merger Without a Meeting. If the conditions to the Offer are satisfied and the Offer is consummated, we will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of the Company pursuant to and in accordance with Section 251(h) of the DGCL.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger immediately following the Acceptance Time.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Parent. The NYSE requires, among other things, that any listed shares of common stock have at least 600,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause the Company to delist the Shares from the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on the NYSE. We intend and will cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from November 26, 2017 until the earlier to occur of (i) the Acceptance Time, (ii) the Effective Time and (iii) the termination of the Merger Agreement in accordance with its terms, unless approved in advance in writing by Parent, other than quarterly cash dividends of $0.04 per Share consistent with past practices of the Company (including, for the avoidance of doubt, corresponding dividend equivalents declared on the Company RSUs), the Company will not, and will cause its subsidiaries not to, declare, set aside or pay any dividends on, or make any other distributions in respect of the Shares.

15. Certain Conditions to the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, neither Parent nor Purchaser is required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Date unless, at or prior to the Expiration Date:

(i)	the Minimum Condition is satisfied;

(ii)	the Regulatory Condition is satisfied;

(iii)	the Legal Restraint Condition is satisfied;

(iv)	the representations and warranties of the Company with respect to capitalization are true and correct (except for de minimis inaccuracies) at and as of the date of the Merger Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(v)	the representations and warranties of the Company with respect to the occurrence of a material adverse effect on the Company since December 31, 2016 are true and correct at and as of the date of the Merger Agreement;

(vi)	the representations and warranties of the Company with respect to corporate authorization and antitakeover statutes are true and correct in all material respects at and as of the date of the Merger Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(vii)	the representations and warranties of the Company contained in the Merger Agreement (other than those set forth in (iv), (v) and (vi) above) are true and correct in all respects (disregarding all materiality and “Company Material Adverse Effect” qualifiers contained therein), in each case at and as of the date of the Merger Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except representations and warranties that by their terms speak specifically as of another specified time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(viii)	the Company has performed in all material respects its covenants and obligations under the Merger Agreement required to be performed by it at or prior to the Expiration Date;

(ix)	the Merger Agreement has not have been terminated in accordance with its terms;

(x)	Parent has received a certificate signed by an executive officer of the Company certifying on behalf of the Company, and not in such officer’s personal capacity, that the conditions set forth in (iv), (v), (vi), (vii), and (viii) above have occurred; and

(xi)	since the date of the Merger Agreement, no material adverse effect on the Company has occurred.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, accordingly, may only be waived by Parent and Purchaser, in whole or in part, at any time and from time to time on or prior to the Expiration Date, in their sole and absolute discretion, subject to the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition, the Regulatory Condition and the Legal Restraint Condition can be waived only with the prior written consent of the Company.

Purchaser may increase the Offer Price or otherwise waive, modify, or make changes to the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, Purchaser may not (and Parent will not permit Purchaser to) make any change to the terms and conditions of the Offer that (i) waives the Minimum Condition, the Regulatory Condition or the Legal Restraint Condition; (ii) changes the terms of or conditions to the Offer that (A) changes the form or amount of consideration to be paid in the Offer (provided, however, that Purchaser may increase the consideration, but in no event will such increase reduce the Offer Price and provided that such increase is not for the primary purpose of delaying the Acceptance Time), (B) decreases the number of Shares sought to be purchased in the Offer, (C) extends the Offer, other than in a manner required or permitted by the Merger Agreement, (D) imposes conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement or (E) amends or modifies any other term of or any condition to the Offer in any manner that is adverse to the holders of Shares; or (iii) provides for a “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

Notwithstanding the foregoing, if the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon the Expiration Date, then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company and information supplied by the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated in the Merger Agreement. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15— “Certain Conditions to the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain transactions may not be consummated unless specified information and documentary material (including the “Premerger Notification and Report Forms”) have been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Parent and the Company filed their Premerger Notification and Report Forms on December 11, 2017 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates, or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer and the Merger would not violate any antitrust laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Delaware Law. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and therefore the restrictions of Section 203 are inapplicable to the Merger and the Offer.

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, by the Company Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, none of Parent, Purchaser or the Company has currently attempted to comply with any state takeover statute or regulation. If any government official, the Company or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions to the Offer.”

17. Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that are issued and outstanding immediately prior to the Effective Time and held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration (which will be the same as the Offer Price), but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Company Shares. At the Effective Time, the Dissenting Company Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each Company stockholder who holds Dissenting Company Shares will cease to have any rights with respect to such Dissenting Company Shares, except the right to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. Each holder of Dissenting Company Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Company Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Dissenting Company Shares. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Dissenting Company Shares. The Company stockholders should recognize that the judicially-determined fair value could be higher or lower than, or the same as, the Offer Price. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Company Shares is less than the price paid for Shares in the Offer or the Merger. The Company stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such holder’s Shares will be converted into the right to receive the merger consideration (which will be the same as the Offer Price), without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, in accordance with the Merger Agreement.

A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings.

18. Fees and Expenses.

Parent and Purchaser have retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depository in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depository each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depository and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depository, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Company is required under the Merger Agreement to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on the same date as the date of this Offer to Purchase, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

Gotham Merger Sub, Inc.

December 12, 2017

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND PARENT

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309 and the telephone number is (515) 284-3000. Purchaser is a Delaware corporation, the principal business of which is acquiring the Company.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Joseph Ceryanec	USA	Mr. Ceryanec has been the sole director of Purchaser and Purchaser’s President and Chief Executive Officer since the date of its incorporation. Mr. Ceryanec has been Parent’s Chief Financial Officer since October 2008.

John Zieser	USA	Mr. Zieser has been Purchaser’s Secretary since the date of its incorporation. Mr. Zieser has been Parent’s Chief Development Officer and General Counsel since 2006.

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309 and the telephone number is (515) 284-3000. Parent is an Iowa corporation and is the sole stockholder of Purchaser.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Steve Lacy	USA	Mr. Lacy is Chairman of the Parent Board and Chief Executive Officer of Parent. Mr. Lacy joined Parent in 1998 as Vice President and Chief Financial Officer. He was promoted to President of the National Media Group in 2000, elected to the Parent Board and named President and Chief Operating Officer in 2004, elected as President and Chief Executive Officer in 2006 and elected to his current position as Chairman of the Parent Board and Chief Executive Officer in February 2010. Mr. Lacy joined the Board of Directors of Hormel Foods Corporation in September 2011, serving as the Chairman of the Compensation Committee and as a member of the Audit Committee. Mr. Lacy joined the Board of Directors of Great Western Bancorp, Inc. in June 2015, serving as the Chairman of the Governance and Nominating Committee and as a member of the Compensation Committee.

Thomas H. Harty	USA	Mr. Harty is President and Chief Operating Officer of Parent and was elected to the Parent Board in August 2017. Mr. Harty joined Parent in 2004 as Vice President of its Magazine Group and subsequently served as its Chief Revenue Officer and President of Consumer Magazines. He was named National Media Group President in 2010 and elected to his current position of President and Chief

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Operating Officer in August 2016. Immediately prior to joining Parent, Mr. Harty was Senior Vice President for The Golf Digest Companies, a division of Advance Publications. His broad media company experience includes key leadership positions with TV Guide, Reader’s Digest, The New York Times Company, Forbes and Gruner + Jahr USA. Mr. Harty is currently a member of the Board of Directors and the Executive Committee of the Association of Magazine Media.

Paul Karpowicz	USA	Mr. Karpowicz has been President of Parent’s Local Media Group since 2005. Prior to Parent, Karpowicz spent more than 20 years at LIN Television Corporation.

Jon Werther	USA	Mr. Werther has been President of Parent’s National Media Group since 2013. Previously, Mr. Werther was Chief Strategy Officer of Parent from 2012 to 2013. Prior to joining Parent, Mr. Werther spent more than 10 years at Time Warner and its AOL division. Immediately before joining Parent, Mr. Werther served as a President of Simulmedia, an audience-targeted television ad network.

Joseph Ceryanec	USA	Mr. Ceryanec has been Parent’s Chief Financial Officer since October 2008. Previously, Mr. Ceryanec spent 12 years at McLeodUSA, a major telecommunications company from 1996 to 2008.

John Zieser	USA	Mr. Zieser has been Parent’s Chief Development Officer and General Counsel since 2006. Previously, Mr. Zieser was Vice President of Corporate Development and General Counsel from 2004 to 2006 and Vice President of Corporate and Employee Services and General Counsel from 2002 to 2004. Prior to joining Parent in 1999, Mr. Zieser was Group President at First Data Merchant Services, a $500 million subsidiary of First Data Corporation.

Donald A. Baer	USA	Mr. Baer was elected to the Parent Board in November 2014 and serves on the Compensation Committee. He serves as Worldwide Chair and CEO for Burson-Marsteller, a strategic communications firm and as Chairman of Penn, Schoen & Berland, a research firm, both WPP, Inc. companies. Mr. Baer has been a member of Burson-Marsteller’s global senior management team since 2008. Mr. Baer also serves as Vice Chair of the Board of Directors of the U.S. Public Broadcasting Service. Previously, Mr. Baer was Sr. Executive Vice President for Strategy and Development and an executive committee member of Discovery Communications. Prior to this position, Mr. Baer served as White House Senior Advisor to President Bill Clinton.

Donald C. Berg	USA	Mr. Berg has been a member of the Parent Board since 2012 and serves as the Chairman of the Finance/Audit Committee. Mr. Berg has served as President of DCB Advisory Services, a consulting firm to food and beverage

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
companies from multinational conglomerates to start-up companies, since 2016. Previously, Mr. Berg was Executive Vice President and Chief Financial Officer of Brown- Forman Corporation, a family-controlled public company, until April 2014. In addition to his role as Chief Financial Officer, during his 26 year career at Brown-Forman, Mr. Berg held various executive positions, including President of its emerging market division; President of its largest operating group, the Americas; the head of its strategic planning function; and the director of its mergers and acquisitions group. Mr. Berg joined the Board of Directors of Gildan Activewear, a publicly traded company, in February 2015, currently serving as Chair of the Compensation and Human Resources Committee and as a member of the Audit/Finance and Governance/Social Responsibility Committees.

D. Dell Meredith Frazier	USA	Ms. Frazier has been a member of the Parent Board since 2000 and was elected Vice Chairman in 2010. She is Chairman of the Nominating/Governance Committee and a member of the Compensation Committee. She is also the Chairman of the Board of the Meredith Corporation Foundation. Ms. Frazier began her career at Parent in 1976, holding various positions, including editorial, financial, marketing and production positions in publishing; acquisition and financial analysis in broadcasting; and various corporate staff positions through 2003.

Frederick B. Henry	USA	Mr. Henry has served on the Parent Board since 1969. He currently serves on the Nominating/Governance and Compensation Committees. Mr. Henry has been President of The Bohen Foundation, a private charitable foundation that supports the arts, since 1985.

Joel W. Johnson	USA	Mr. Johnson has been a member of the Parent Board since 1994. He is a member of the Finance/Audit Committee. Mr. Johnson has also served on the Boards of Ecolab, Inc. from 1996 to 2016 and U.S. Bancorp from 1999 to 2016.

Beth J. Kaplan	USA	Ms. Kaplan was elected to the Parent Board in January 2017 and serves as a member of the Finance/Audit Committee. She is the managing member of Axcel Partners, LLC, a venture capital firm investing in early stage and growth companies founded and led by women. Ms. Kaplan served as President and Chief Operating Officer at Rent the Runway from 2013 to 2015 and continues to serve on the Board of Directors. She also served as President and Chief Merchandising and Marketing Officer from 2008 to 2011, and as a director in 2011 at General Nutrition Centers, Inc. Prior to General Nutrition Centers, Inc., Ms. Kaplan served as Executive Vice President and General Manager at Bath & Body Works; Executive Vice President of Marketing and Merchandising at

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Rite Aid Drugstores; and President and General Manager of the Cosmetics and Fragrance division at Procter & Gamble.

Elizabeth E. Tallett	USA	Ms. Tallett was first elected to the Parent Board in 2008 and currently serves as the Chairman of the Compensation Committee and a member of the Nominating/Governance Committee. From 2002 to 2014, Ms. Tallett was Principal at Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotech and medical device companies. She continues to operate as a consultant to early stage pharmaceutical and healthcare companies. In addition to serving on the Parent Board, Ms. Tallett serves on the Boards of Principal Financial Group, Inc., serving as Lead Director and on the Executive, Human Resources and Nominating/Governance Committees; Qiagen, N.V., serving as Chairman of the Compensation Committee and on the Audit Committee; and Anthem, Inc., serving as Chairman of the Governance Committee and on the Compensation and Executive Committees. During the past five years, she was also a director at Coventry Health Care, Inc. and IntegraMed America, Inc.

Philip A. Marineau	USA	Mr. Marineau has been a member of the Parent Board since 1998 and currently serves as a member of the Finance/Audit Committee. In October 2008 he became a partner at LNK Partners, a private equity firm based in White Plains, New York. He retired from Levi Strauss & Co. in November 2006, where he served as President and Chief Executive Officer since September 1999. His prior service includes terms as an executive officer at PepsiCo, Dean Foods Company and Quaker Oats Co. Mr. Marineau served as Chairman of the Board of Shutterfly, Inc. from April 2007 to June 2016.